Exhibit (5)

National Reform Programme

2023
Abridged version

National Reform Programme

2023

Abridged version

Submitted by the Prime Minister

Giorgia Meloni

and the Minister of Economy and Finance

Giancarlo Giorgetti

Adopted by the Council of Ministers on 11 April 2023 and endorsed by Parliament on 28 April 2023

FOREWORD
The Economic and Financial Document (DEF) is being published against an economic backdrop that remains uncertain and fraught with risks. Recently, the grip of the pandemic and the high energy price has loosened; however, the war in Ukraine continues to rage, geopolitical tensions remain high, and the rise in interest rates and the drain of liquidity operated by central banks have caused pockets of crisis to surface in the international banking system.
Nevertheless, despite such an uncertain situation, the Italian economy continues to show remarkable resilience and vitality. In 2022, GDP grew by 3.7 percent and gross fixed capital formation increased by 9.4 percent in real terms, reaching 21.8 percent of GDP, a level not seen in over twenty years. Although cyclical GDP growth slowed down in the second half of last year, with a slight contraction in the fourth quarter, the latest indicators suggest that economic growth already resumed in the first three months of the year. Business surveys also point to improved expectations for orders and production and an increase in investment compared to last year.
As far as public finance is concerned, 2022 was also positive in terms of the trend in public sector borrowing requirement, which fell to 3.3 percent of GDP, and in general government gross debt, which fell to 144.4 percent of GDP from 149.9 percent at the end of 2021. These results are quite remarkable if one considers the repeated fiscal policy measures adopted to support households and businesses exposed, in particular, to high energy prices, which according to the most up-to-date estimates amounted to 2.8 percent of GDP in gross terms.
The recent reclassification of tax credits related to building bonuses undertaken by ISTAT in agreement with Eurostat led to a shift from cash to accrual basis, resulting in a significant worsening of net borrowing (deficit) in 2022, which stood at 8.0 percent of GDP instead of close to the planned target of 5.6 percent. As a result of this accounting change and the recent changes in the building bonus scheme, the general government deficit based at existing legislation will however tend to improve in the coming years.
Tax credits held by the private sector will start to have a significant impact on cash borrowing requirements and will in any case make it more difficult to continue the rapid reduction in the debt ratio that has characterised the last two years, at least until 2026. In light of this framework, fiscal policy is called upon to ensure the full sustainability of public finance, while remaining ready to respond to new emergencies that may arise.
Given these premises, the Italian government’s first objective is to gradually overcome some of the extraordinary fiscal policy measures implemented over the last three years, and to identify new interventions both to support the most vulnerable and to relaunch the economy.

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The decision made in the budget law for 2023 to put an end to some emergency measures such as the cuts in excise duties on fuels, while maintaining a high degree of support for households and businesses to curb high energy prices throughout the first quarter, has proved successful. In particular, the cost of the measures against high energy prices for businesses was lower than estimated in the budget law by about five billion.
These resources made it possible to finance new measures to support households, businesses, and the national health system and its operators. The measures contained in Decree-Law No. 34 of 30 March 2023 extended the measures to curb high energy prices for the second quarter, remodelling them. An appropriation of one billion was also provided to fund a further intervention to mitigate the cost of energy for households in the fourth quarter of the year, which will be activated if the price of natural gas is above EUR 45/MWh. In addition, the `social energy bonus’ for households with at least four children remains in force and has been increased for families at risk of poverty. The same Decree-Law also covers additional needs of the healthcare system.
The gross impact of measures to counter the high energy price for 2023, including the new measures, amounts to 1.2 percent of GDP. More than half of this amount is directed towards the weakest segments of the population and the companies most exposed to high energy prices, in line with the recommendation of the European Council to favour targeted measures.
The normalisation of fiscal policy relies as well on the revision of building incentives, in particular the so-called superbonus 110 for energy efficiency and earthquake-proofing and the external renovation bonus. The draught of these two measures was significantly higher than originally estimated. In view of their onerousness, the Italian government first intervened by reducing the superbonus rate to 90 percent, except in certain specific cases, for expenditure incurred in 2023.
Subsequently, Decree-Law No. 11 of 16 February 2023 eliminated the possibility of opting for the transfer of the credit or the discount on the invoice instead of the direct use of the deduction, with the exclusion of certain cases. Moreover, the progressive saturation of the purchasing capacity of the banking system had de facto slowed down the transfer of credits, leading in many cases to a lack of liquidity for companies in the construction sector. In order to restart the credit market, the Italian government developed a series of measures that were included in the law converting the abovementioned Decree.
Once this phase is over, the Italian government intends to review the entire matter of building incentives in such a way as to combine the drive for energy efficiency and earthquake-proofing of buildings with the needs of public finance sustainability and distributive equity.

The second objective of the economic-financial planning is to reduce the general government deficit and the debt as a ratio to GDP gradually, but sustainably. With unchanged consistency, the Italian government therefore confirms the net borrowing-to-GDP targets already declared in November in the

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Draft Budgetary Plan (DBP), namely 4.5 percent this year, 3.7 percent in 2024 and 3.0 percent in 2025. The target for 2026 is set at 2.5 percent.
The corresponding development of the primary balance (i.e., net borrowing excluding interest payments) shows a small surplus (0.3 percent of GDP) already in 2024 and then markedly positive values in the following two years, 1.2 percent of GDP in 2025 and 2.0 percent of GDP in 2026.
In terms of the structural balance (i.e., adjusted for the output gap and one-off and other temporary measures), the planned reduction is consistent with the current rules of the Stability and Growth Pact with respect to both the so-called `corrective arm’ (until the deficit reaches 3 percent of GDP) and the `preventive arm’ (once the deficit falls below 3 percent).
After several years, the European Commission decided to reactivate the Stability and Growth Pact as early as 2024. At the same time, last November it presented a proposal to revise the budgetary rules and other aspects of economic governance, including the macroeconomic imbalances procedure (MIP). On 14 March, the ECOFIN Council approved a resolution calling on the Commission to rapidly present the relevant legislative proposals so that they could be approved by the end of the year.
The Commission’s SGP reform proposal focuses on an expenditure rule whose targets are modulated according to the sustainability of each Member State’s public debt. Consistent with the parliamentary resolution of 9 March, during the debate in the ECOFIN and its subcommittees, the Italian government supported the main lines of the Commission’s proposal, while highlighting some critical points (e.g. the categorisation of Member States according to the severity of public finance `challenges’) and proposing the adoption of preferential treatment for public investments to fight climate change and promote digital transition (the two pillars of the NRRP), as well as defence spending resulting from commitments undertaken in international fora. The Italian government also supports the need for enhanced symmetry in the MIP and will keep supporting these positions in the negotiations that will follow the presentation of the Commission’s legislative proposals.

The third priority objective that inspires the Italian Government’s economic policy is to continue to support the recovery of the Italian economy and the achievement of higher GDP growth rates and economic well-being of its citizens than those recorded in the past two decades.
The GDP growth forecasts in this Document are extremely prudent in nature, as they are based on cautious and reliable budget projections, which earned them validation by the Parliamentary Budget Office. In the trend scenario under existing legislation, GDP is projected to grow in real terms by 0.9 percent in 2023 - a figure revised upward in comparison to November’s DBP, in which growth in 2023 was set at 0.6 percent - and then to 1.4 percent in 2024, 1.3 percent in 2025 and 1.1 percent in 2026.
The trend projection for 2024 is revised downwards (from 1.9 percent) due to a less favourable configuration of exogenous variables compared to last November. The projection for 2025, on the other hand, is in line with the DBP,

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while the further deceleration foreseen for 2026 is due to the practice whereby as the projection goes further into the future the projected growth rate converges towards the estimate of potential GDP growth, which is estimated at just over 1 percent according to the methodology defined at EU level.
Although these forecasts are cautious, the will and the ambition of this government regarding the growth of the Italian economy is confirmed. In the short term, efforts will be made to support the resumption of growth signalled by the latest data, as well as to contain inflation. Against an estimated deficit based at existing legislation for the current year of 4.35 percent of GDP, maintaining the existing deficit target (4.5 percent) will make it possible to introduce - with a legislative measure to be adopted soon - a cut in social security contributions to be paid by employees with low to medium incomes of more than 3 billion for this year. This will support the purchasing power of households and contribute to the moderation of wage growth. Together with similar measures in the budget law, this decision testifies to the Italian government’s focus on protecting workers’ purchasing power and, at the same time, on wage moderation to prevent a dangerous wage-price spiral.
Also for 2024, public finance projections indicate that, given a trend deficit of 3.5 percent, maintaining the target of 3.7 percent of GDP will create a budget space of about 0.2 GDP points, which will be allocated to the Tax Pressure Reduction Fund. The financing of the so-called unchanged policies from 2024 onwards, as well as the continuation of the cut in the tax burden in 2025-2026, will be supported by a strengthening of the public expenditure review and increased cooperation between tax authorities and taxpayers.
Thanks to the new tax measures for 2023 and 2024 outlined here, GDP growth in the policy scenario is projected at 1.0 percent this year and 1.5 percent in 2024. Since the current deficit projections indicate the need for a more neutral stance of fiscal policy in the 2025-2026 period, the corresponding policy scenario GDP growth projections are equal to the trend ones. This point will be reconsidered if future revisions of the deficit projections indicate the existence of room for manoeuvre without jeopardising the abovementioned net borrowing targets.
A much larger contribution to raising growth in the period covered by this Document will come from the investments and reforms envisaged in the National Recovery and Resilience Plan (NRRP). The Italian government is working to obtain the third instalment of the NRRP by April and to revise or reshape some of the Plan’s projects to accelerate their implementation. The programme under the REPowerEU European initiative is also being prepared, which will include, among other things, new investments in energy transmission networks and production chains related to renewable energy sources.
The start-up of the NRRP suffered from the complexity and innovativeness of some projects, high prices and shortages of components and materials, and red tape. However, new measures have recently been implemented to reorganise the management of the NRRP and adapt procedures on the basis of the initial elements that emerged during implementation. Once the revision of some project lines has been finalised, all conditions are in place to accelerate the implementation of reforms and investments that will not only produce favourable

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socioeconomic impacts, but also raise the economy’s growth potential, together with the completion of the effects of the reform of the Public Procurement Code and other planned reforms, such as that of taxation and finance for growth.
In order to make our country more dynamic, innovative and inclusive, it is not enough just to have the NRRP. Indeed, it is also necessary to invest in strengthening the country’s productive capacity and to work over a longer time horizon than that of the Plan, so as to create the right conditions to avoid new inflationary flare-ups. This is an issue that must be addressed not only in Italy, but also in Europe.
In this context, it is therefore entirely realistic to aim for an increase in the GDP growth rate and employment in the coming years that goes well beyond the forecasts in this Document, along a path of innovation and investment under the banner of ecological and digital transition and the development of infrastructure for the transmission of clean energy and sustainable mobility.

Reducing inflation and restoring the purchasing power of wages is the fourth key objective of the Italian government’s economic policy. Measures to curb high energy prices have been instrumental in slowing the rise in inflation from mid-2021 onwards. The fall in the price of natural gas since the end of last summer has also driven down the price of electricity. The price of oil fluctuated considerably, but although excise duties were brought back to pre-crisis levels in January, fuel prices returned to only slightly higher levels in the second half of 2021.
The inflation rate according to the national NIC index peaked at 11.8 percent in October and November and then dropped to 7.7 percent in March. Although food price growth remains very high (13.2 percent), the decline in energy prices points to a further decline in inflation later this year. Core inflation (excluding energy and fresh food) continued to rise to 6.4 percent in March but is also expected to decelerate in the coming months.
Regarding the consumption deflator, the forecast in this Document is for inflation to fall from an average of 7.4 percent in 2022, to 5.7 percent this year and then to 2.7 percent in 2024 and 2.0 percent in 2025-2026. The fall in inflation will be accompanied by the gradual recovery of wages in real terms, which will have to take place gradually and not mechanically, but in step with the increase in labour productivity.

The objectives summarised here and illustrated more fully in the Stability Programme and in the National Reform Programme are aimed at improving the well-being of citizens and the fairness of our society, the indicators of which are analysed and projected up to 2026 in the annex to the DEF. We are facing great challenges, from climate change to the demographic crisis of the Italian population, but also significant opportunities to open up a phase of development marked by innovation and environmental sustainability and that invests not only in the economic assets, but also in inclusion values, in order to reduce generational, geographical and gender-based gaps.

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The reforms undertaken, starting with the tax reform, are intended to rekindle Italians’ confidence in the future, protecting families and the birth rate and, by recognising the entrepreneurial spirit as an engine of economic development, promoting work as an essential expression of human beings. Therefore, the crux of this Document is responsible ambition.

Giancarlo Giorgetti
Minister of Economy and Finance

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INDEX
I.	THE CURRENT REFORM PATH: AN OVERVIEW	1
I.1	INTRODUCTION	1
I.2	POLICY RESPONSES TO CHALLENGES	2

II.	MACROECONOMIC SCENARIO	9

II.1	SUMMARY OF THE MACROECONOMIC FRAMEWORK	9
II.2	THE MACROECONOMIC IMPACT OF THE NRRP AND REFORMS	10

III.	POLICY RESPONSES TO THE COUNTRY’S MAIN CHALLENGES	15

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I.1	INTRODUCTION
In introducing the themes and priorities of this National Reform Programme, it is inevitable to once again take as a starting point the National Recovery and Resilience Plan (NRRP), which will continue to be Italy’s main reform and investment initiative for the next three and a half years and the biggest challenge at a technical, organisational and coordination level between administrations and levels of government.
The year 2023 is a turning point: the new Regulation of the Recovery and Resilience Facility (RRF) - which, among other things, regulates the way in which the REPowerEU chapter is drafted and included in the NRRP - constitutes another important challenge, since it allows individual governments, again with reference to the 2026 time horizon, to receive new resources to build, in line with the energy transition goals of their respective Plans, even more ambitious energy policies, capable of ensuring greater diversification and energy security, in order to become completely independent from natural gas supplies from Russia.
At the same time as defining the REPowerEU chapter, the Italian government intends, as envisaged by the RRF Regulation and the European Commission’s guidelines, to review some of the NRRP’s investments that proved to be less strategic or in any case more difficult to implement within the planned timeframe during the implementation phase, also in light of the profoundly changed economic and geopolitical conditions.
As part of a constant and open dialogue with the European Commission, the Italian government is working so that, by 30 April, the NRRP will be updated in light of the changed context and will be strengthened, with an entire chapter devoted to energy transition, always in line with the ultimate ambition, which is to build a more modern, competitive country that focuses on young people, knowledge and innovation.
The revision of the NRRP, which will naturally involve not only Italy but also other member states, is part of a context of profound reform of European economic policy that involves, on the one hand, economic governance, with the revision of the Stability and Growth Pact and the system for monitoring macroeconomic imbalances and structural policies, and, on the other, European industrial policy (Green New Deal), including state aid discipline.
The Italian government is committed to ensuring that all these reform processes advance in complete synergy and coherence, allowing Italy to be able to preserve the balance of public finance and pursue a policy of relaunching investments and sustainable and inclusive growth, avoiding fragmentation of the internal market. It is also in this perspective that the national governance of the

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NRRP has been profoundly revised, in a key of greater centralisation and closer synergy with the management of other European funds.
In Chapter III of this NRP, the results achieved and some of the measures under preparation in the various sectors will be illustrated in order to cast our gaze towards a broader horizon. The drafting of the individual paragraphs is the result of dialogue and discussion between the various administrations involved in the reform processes and investment projects.

II.2	POLICY RESPONSES TO CHALLENGES
In 2022, the Italian economy showed remarkable resilience and resourcefulness. By achieving a growth rate of 3.7 percent, it ranked first in the EU and overtook the US and China. As will be seen in more detail in the following chapter, the outlook for 2023 is affected by the uncertainties caused by the unstable geopolitical framework - with the conflict in Ukraine still ongoing - by inflation still sustained and by a monetary policy in a restrictive phase that is causing uncertainty about the resilience of the banking and financial markets.
Against this backdrop, the Italian government’s economic policy will continue to be based on the four axes of sustainable competitiveness outlined by the Commission in the Annual Sustainable Growth Survey (ASGS): a focus on macroeconomic stability, continuing to be vigilant in reducing deficits and debt; support for the most vulnerable households; boosting productivity, investment and innovation policies to promote growth; and support for businesses, without forgetting environmental sustainability.
From this point of view, the enabling act for tax reform will play a key role. The aim is to deliver to the country a streamlined, comprehensible system that is favourable to enterprise and growth and that also encourages income generation through the tax system. As will be seen in more detail in Chapter III, this is a far-reaching measure that, starting from the revision of the taxpayer’s statute in the light of the principles of legitimate expectations and legal certainty, has the ambition to intervene on all taxes (IRPEF, IRAP, IRES, VAT, customs taxes) and excise duties. A qualifying aspect of the reform is the reduction of taxation on the middle class by redefining the main IRPEF deductions and deductions, in order to promote vertical and horizontal equity and improve the transparency of the tax system. However, the reorganisation of tax expenditures is also aimed at reallocating part of the revenue that can be used for the further rationalisation and simplification of the tax system. The reform will then touch the mechanisms of assessment and collection procedures and the sanctioning mechanisms, in harmony with the reform of tax justice.
The underlying philosophy is to reward those who confidently invest in the future. Taxation will thus be favourable for those companies that invest, hire, and create jobs.
If a well-designed and implemented tax system can foster growth, a similar role can and should be played by the rules for public works. The reform of the public contracts code, which recently came into force and which will gradually unfold its effects, aims at making investments more effective through simpler and faster

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tenders, reducing the number of contracting authorities and at the same time expanding the possibility of subcontracting, so that SMEs can also participate and play a role in the construction of infrastructure. This simplification is also instrumental to the timely absorption of the NRRP funds.
The basic idea is that the Public Administration, in its various dimensions, should become the main ally of citizens and businesses through the simplification and digitalisation of procedures. Staff training is a strategic lever for human resources management, with a view to a long-term commitment to be considered as a long-term investment to increase productivity and public value creation.
The reform of justice and the reform of the PA have ambitious but concrete objectives: suffice it to mention, on the one hand, the reduction of the duration of civil trials by 40 percent and of the backlog of criminal cases by 90 percent; on the other hand, the training of 750,000 PA employees, of which 350,000 of the central PA, with the certification of training results for at least 70 percent of the employees. All the intermediate targets were achieved on time, and the Italian government’s intention is to continue with the same commitment and rigour.
Faster justice and a more capable and efficient administration will be crucial for the country’s growth, but it is at the same time essential that businesses can compete on a level playing field and that the market is free and accessible. The Italian government has put in place a diverse range of reforms, ranging from the revision and rationalisation of the incentive system, to the revision of the Industrial Property Code and procedural simplification in the area of investment and measures to foster the development of capital markets.
With particular reference to the modification of the incentive system, the Italian government is aware of the need to review the existing system in order to promote a new industrial policy, to be implemented in harmony with that of the European Union and in full awareness of international competition. Therefore, in order to enable the incentive system to fully deploy its effects, a rationalisation of the existing measures is necessary, favouring - also with a more selective approach - a reduction of the time and costs involved in applying for subsidies, but above all a complete synergy among the financing sources, as well as a coordination of the national resources with those of the European funds, including those under regional ownership.
As regards the capital market, the Italian government has recently introduced changes to the legislative and regulatory framework in order to make not only access but also the permanence of companies on these markets more efficient, as well as to encourage the repatriation of Italian companies listed on foreign markets. These changes will in no way reduce the safeguards to protect investors and the integrity of the markets themselves. Incentive mechanisms have also been introduced to ‘channel’ private savings to the companies themselves.
The Italian government’s consideration of the annual competition bill is also recent, aiming at ensuring a full and lasting opening of the entire national economic system. As will be seen in more detail in Chapter III, several and strategic areas are involved: from the development of national electricity grids to energy saving, to the pharmaceutical sector.

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As far as the digital and environmental sphere is concerned, the creation of the National Strategic Pole, a state-of-the-art cloud-based national hybrid infrastructure that will be operational by the end of 2022, is an emblematic example of change: the next decisive step is expected in September 2024, when at least 100 central administrations and national health authorities will be migrated to the Pole.
With regard to digital transition, one cannot overlook the efforts that the Italian government is making to create a widespread and effective high-performance network and, with regard to the implementation of broadband, in order to guarantee better performance in the service of citizens and businesses.
The ‘green revolution’ proceeds hand in hand and in close synergy with the energy transition: while the NRRP constitutes the first, decisive impetus for the start of a major ecological transition process, which will end in 2026, further important contributions to the activities undertaken by the Italian government to achieve the decarbonisation objectives will come from the integration of the Plan with the implementation of other strategies of national interest, such as the National Integrated Energy and Climate Plan (Piano nazionale integrato per l’energia e il clima, PNIEC), currently being revised in the light of the new European objectives of the ‘Fit for 55’ package, the Air Pollution Control Programme (Programma di controllo dell’inquinamento atmosferico, PNCIA), the National Strategy for the Circular Economy (Strategia nazionale per I’economia circolare, SEC), the National Waste Management Programme (Programma Nazionale di Gestione dei Rifiuti, PNGR), the National Biodiversity Strategy and the National Strategy for Sustainable Development (Strategia nazionale per la biodiversità e la Strategia Nazionale per lo Sviluppo Sostenibile, SNSvS). The key objectives of this complex and articulated strategy are decarbonisation, the development of renewable energies, the enhancement of national resources, and the development of the circular economy.

Sustainable development policies are also and above all a commitment to intergenerational responsibility, which brings us back to another of the intentions of the NRRP: to put schools and universities back at the centre of policies for growth.
In line with the NRRP and the CSRs of recent years, six reforms of the education system have been launched that help to strengthen it and fully integrate it into the European dimension. These are the reorganisation of the school system, staff training, recruitment and career progression procedures, the new guidance system, the reorganisation of technical and vocational institutes, and the development of tertiary vocational training with the strengthening of Higher Technological Institutes.
At the same time as the reforms, investment lines of around EUR 18 billion are being implemented, investing in infrastructure for school buildings and the setting up of innovative learning environments, with digital teaching tools and training laboratories for the digital professions of the future and the development of teachers’ and students’ skills.
School and university are two essential and complementary assets of the same idea, which is to put knowledge and merit back at the centre of the Italy’s growth. It is essential to improve university guidance courses, to involve businesses more

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closely and to stimulate applied research, in order to introduce a greater degree of flexibility in curricular courses, to respond to the changing demand for skills on the labour market and to simplify and to speed up access to the professions.
While the main mission of the university system is to develop the talent and skills of students, another fundamental task is to work in synergy with businesses to contribute to innovation, a fundamental element of the country’s growth process, because without innovation there can be no progress. There are numerous projects to be implemented by the end of the year, as will be seen in Chapter III, including the 3,150 research projects of national interest (Progetti di ricerca di interesse nazionale, PRIN) and the 15,000 innovative PhDs in collaboration with businesses. Support for research and innovation cannot ignore international cooperation and European university alliances. The Italian government is therefore strengthening cooperation with European institutions, including through specific agreements with the European Investment Bank (EIB) and the European Investment Fund (EIF) to be implemented in 2023. Particularly important in this regard are the activities within the European Innovation Council to identify and accompany Italian start-ups capable of participating in European programmes, especially those active in the green and digital transition value chains.
It is also with a view to innovation and sustainable development that the Italian government’s contribution of EUR 292.5 million to the new EUR 730 million investment that STMicroelectronics will make in the Catania site is to be seen. The project, which is part of the NRRP, will be completed in 2026 and will give rise to the first integrated production line of epitaxial silicon carbide wafers on an industrial scale in Europe. It will bring together the entire silicon carbide substrate value chain, from the production of the raw material to the manufacture of the wafers themselves, in the same production plant. The idea is to strengthen the semiconductor supply chain in Europe while contributing to the green and digital transition. The project will enable the creation of around 700 high-skilled jobs, plus significant positive effects on the supply chain.

Developing knowledge and talent, as well as supporting research and innovation, are fundamental but not sufficient elements for the Italy’s development. In fact, adequate strategies to facilitate the matching of labour supply and demand are needed to enhance skills. The data for 2022 and the first quarter of 2023 is encouraging and record 60.8 percent employment and an increase in permanent positions. The unemployment rate dropped for the eighth consecutive year to 8.1 percent. Youth unemployment, while still significantly higher than the European average, is also falling sharply (24 percent in 2022, down from 29.7 percent the previous year). These are signs that we are on the right track. The key instruments will continue to be the ‘Guarantee for employability of workers’ (Garanzia per l’occupabilità dei lavatori, GOL) programme aimed at the unemployed and supported by an investment plan to strengthen public employment services, the Dual System Investment Programme and the New Fees Fund, aimed at promoting the training of workers, particularly in those contexts most exposed to the ecological and digital transition.
GOL aims at involving at least 3 million jobseekers by 2025 and to provide at least 800,000 of them with targeted training pathways. The intermediate targets

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achieved so far by the programme are even higher than those agreed with the European Commission: by December 2022, GOL had already reached over 700,000 individuals (compared to the planned 300,000) with the related signing of an individualised pact, following an assessment and profiling service. The Italian government is also working on the reform of the Citizenship Income, with a view to active inclusion, strengthening the system of checks and controls, also to avoid the reproduction of distorting phenomena.

The transversal priorities of the NRRP, i.e., the empowerment of young people and women and the reduction of the citizenship gap, intersect with one of the axes of the ASGS ‘sustainable competitiveness’: equity. While many milestones have already been achieved, such as the adoption of gender certification for companies and the launch of the ‘Freedom Income Fund for Women Victims of Violence’, other challenges lie ahead. The 2021-2026 National Strategy for Gender Equality, which is Italy’s first, was conceived with the aim of a cross-sectoral approach, aimed at promoting equal opportunities and gender equality, setting itself the goal of earning Italy 5 points in the EIGE’s Gender Equality Index ranking. The Strategy also envisages reducing the gender employment gap through measures aimed at encouraging the creation of women-owned businesses. Equal opportunity policies join and complement the numerous interventions in support of families that the Italian government is putting in place to respond to one of the most demanding challenges that Italy will have to face in the years to come, i.e., the demographic challenge.
The focus on demographic issues is reflected in various actions and reforms, aimed at creating a socio-economic and cultural context favourable to families and motherhood. The main measures of the budget law for 2023 include the increase in the amount of the single allowance in proportion to the severity of the family load; the stabilisation of support for families with disabled children; the increase in parental leave for mothers and fathers; the reduction of VAT on products for early childhood; de-contribution from work for young people and women; subsidised mortgages for the purchase of the first home; the savings card and the food income.
Looking to the future of families also means focusing on the new generations. The measures for young people, which are included, more or less directly, in all the Missions of the NRRP, as will be seen in Chapter III, are in total harmony with the NGEU, which is aimed at making Europe a healthier, greener and more digital space, capable of meeting the needs of young people and fostering their growth. There are so many challenges to be faced: from unemployment to difficulties at school - both in terms of results and drop-outs -, to inactivity (Despite a decrease in 2021, NEETs remain above the European average). With the Budget Law for 2023, the Italian government intended to reinforce the measures already envisaged in the NRRP with a series of interventions aimed at supporting young people at key moments in their development: entering the labour market, buying a property, sporting and cultural activities.
In addition to bridging the gender and intergenerational gaps, with the NRRP the Italian government has committed itself to bridging the gaps separating the North from the South of the country: at least 40 percent of the resources that can be localised are in fact dedicated to the Regions of the South (to date, about EUR

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75 billion have already been territorialised). This is not a mere accounting or financial fulfilment, but the idea underlying the entire plan to zero the gap between the North and the South of the country by allowing the latter to unleash the enormous natural and entrepreneurial human resources that are still unexploited. Reforms to improve Public Administration and accelerate investments will have a major impact on the South and will contribute to a better effectiveness in the use of existing funds and to a greater absorption in the southern regions of incentives and resources allocated on a competitive basis. At the same time, interventions are planned to better connect the country, starting with high-speed rail and other transport investments.
Finally, as will be seen in detail in Chapter II and Appendix I, according to simulations conducted with the QUEST econometric model at the Department of the Treasury, the numerous reforms underway will have significant impacts on GDP: by way of example, percentage increases in GDP with respect to the baseline scenario induced by the implementation of active labour policies (which will increase efficiency in matching labour supply and demand) of 1.5 pp already in 2026 and 3.5 pp in the long run, and positive changes of 0.9 pp in 2026 and 2.3 pp in the long run thanks to interventions in the PA (which will reduce, among other things, firms’ entry costs and red tape costs) are expected.
These are simulations that benefit from the rigour of econometric analysis, albeit discounting the uncertainty inherent in the forecasts, and offer an important quantitative insight into the ongoing reform effort, the enormous potential of which will be expressed and exploited with intensity and progressive commitment in government action.

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NATIONAL REFORM PROGRAMME 2023

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II. MACROECONOMIC SCENARIO
II.1	SUMMARY OF THE MACROECONOMIC FRAMEWORK
More than a year after the start of the war in Ukraine, the international economic picture remains heavily influenced by the conflict. Despite the gradual return to normality since the pandemic, growth in the global economy slowed down in 2022 (to 3.2 percent, from 6 percent in 2021) due to high uncertainty, the energy crisis, the resulting inflationary pressures and the slowdown in world trade (growing to 3.3 percent, from 10.5 percent in 2021).
However, compared to the forecasts made immediately after the outbreak of the conflict, trade performance was more robust than expected due to multiple factors, including the resilience of the labour market in the advanced economies and the beginning of a phase of substitution of Russia as a supplier of certain categories of goods by other producers, especially in the energy sector.
In response to the need to counteract rising inflation, the central banks’ stance became increasingly restrictive. After a long upward cycle, which began with the first reopenings after the pandemic and intensified with the onset of the conflict, energy commodity prices embarked on a downward path, corresponding to the easing of restrictions on global supply chains.
The year 2022 was also a year of expansion for the Italian economy, which recorded a GDP growth rate of 3.7 percent in real terms (from 6.0 percent in 2021), in line with what was projected in the revised and integrated NADEF. In the final part of the year, the propagation of inflationary pressure to the generality of expenditure items interrupted the GDP growth phase that had been underway for seven quarters, affecting household consumption in particular. However, in late 2022 and early 2023, the economy turned out to be more resilient than expected last autumn.
Regarding the immediate outlook, economic data prefigures a return of GDP to a positive path already in the first quarter. In fact, in spite of the fall in industrial production recorded in January, indications from the business confidence in the manufacturing sector, together with the downturn in producer prices, point to a recovery in production activity. Based on the available evidence, nowcasting models paint a picture of a moderate expansion of activity in the first half of the year, as supported by the manufacturing and construction sectors, followed by a slight acceleration in the second half.
Overall, the growth picture for 2023 looks more favourable than in the official forecast made last November. In the trend scenario, the economy is estimated to grow by 0.9 percent in real GDP in 2023. In 2024, also thanks to the impulse provided by NRRP investments, real GDP growth is seen accelerating to 1.4 percent. In 2025-26, GDP would increase by 1.3 percent and 1.1 percent, respectively.

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NATIONAL REFORM PROGRAMME 2023

The Italian government takes note of the existence of some budgetary margins emerging in the trend projections for 2023 and 2024 and allocates these resources to measures to support the economy. In order to help restart growth and to contain inflation, the Italian government will introduce a cut in social security contributions to be paid by employees with low and medium incomes of about EUR 3.5 billion for the May-December period of this year. This will support the purchasing power of households and contribute to the moderation of wage growth. For 2024, a direct tax reduction fund of 0.2 GDP points will be set up to reduce the tax burden by stimulating domestic demand. Thanks to the new tax measures for 2023 and 2024 outlined here, GDP growth in the programme scenario is projected at 1.0 percent this year and 1.5 percent in 2024. For the period 2025-2026, given the commitment to making further cuts in the tax burden, the current public finance projections indicate the need to identify appropriate hedges to preserve the deficit reduction path. Hence, the corresponding projections of planned GDP growth are set equal to the trend ones.

TABLE II.1: SYNTHETIC MACROECONOMIC POLICY SCENARIO (1) (percentage changes, unless otherwise Indicated)
	2022	2023	2024	2025
GDP	3.7	1.0	1.5	1.3
GDP deflator	3.0	4.8	2.7	2.0
Consumption deflator	7.4	5.7	2.7	2.0
Nominal GDP	6.8	5.8	4.3	3.4
Employment (FTE) (2)	3.5	1.0	1.1	0.9
Employment (LFS) (3)	2.4	1.1	1.1	0.7
Unemployment rate	8.1	7.7	7.5	7.4
Current account balance (balance in % GDP)	-0.7	0.8	1.2	1.6
(1) Any inaccuracies are due to rounding. (2) Employment in terms of full-time equivalent (FTE). (3) Employment (persons) based on the Labour Force Survey (LFS).

II.2	THE MACROECONOMIC IMPACT OF THE NRRP AND REFORMS
In view of the close integration between the NRP and the implementation of the NRRP, this section offers an updated assessment of the estimates of the overall macroeconomic impact of the expenditure measures of the NRRP, which takes into account the information currently available on the expenditures made in the period 2020-2022 and technical hypotheses regarding the distribution of expenditures over the remaining years, pending the redefinition of the Plan currently underway1. This assessment is made on the assumption that all the projects of the Plan as currently envisaged will be fully implemented; Appendix 1 shows the preliminary results of an analysis aimed at verifying the effects of recent price increases on the costs of the projects of the NRRP. In addition, some details are provided on the effects at

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1 The previous assessment of the overall macroeconomic impact of the NRRP was carried out for the Update of the Economic and Financial Document (NADEF) 2022 (see also Table 11.1-2 of the 2023 Draft Budgetary Plan - Updated Version).

10	MINISTRY OF ECONOMY AND FINANCE

II. MACROECONOMIC SCENARIO

the sectoral level and for each individual component of the Plan. Finally, in compliance with the indications provided by the European Commission on the content and format of national NRPs, the impact assessments of some reforms are also reported2. The assessment was carried out with reference to the long-term structural effects of the reforms. For reasons of prudence, also considering the margins of discretion inherent in the assessment exercise, and since these are reforms whose effects are expected to be fully realised in the medium-long term, the Stability Programme’s (Programma di Stabilità, PdS) baseline and policy scenarios do not take into account these structural impact estimates. These are instead taken into account in a special scenario of Debt Sustainability Analysis3, which shows that a favourable dynamic of the debt ratio can be achieved through the full implementation of the reform programme, beyond the necessary fiscal consolidation.
The assessment of the macroeconomic impact of the NRRP was carried out considering only the resources that finance additional projects4, not taking into account the measures contained in the Plan that would have been realised even without the introduction of the NRRP. These are RRF loans and grants (EUR 124.5 billion), REACT-EU funds (EUR 13.9 billion)5, the anticipated resources of the Development and Cohesion Fund (EUR 15.6 billion), and those allocated through the Complementary Fund (EUR 30.6 billion), for a total of about EUR 184.7 billion. As already mentioned, the impact assessment is carried out on the assumption that all the Plan’s projects will be fully implemented as currently planned.
The results of the simulations are described in Table 11.2, which shows the impact of the Plan on the main macroeconomic variables.

TABLE II.2: NRRP MACROECONOMIC IMPACT (percentage deviations from the baseline scenario)
	2021	2022	2023	2024	2025	2026
GDP	0.1	0.2	1.0	1.8	2.7	3.4
Private consumption	-0.3	-0.6	-0.8	-0.6	0.0	1.0
Total investments	1.2	3.3	8.0	11.0	13.0	12.4
Imports	0.0	0.2	0.9	1.8	2.8	3.7
Exports	-0.1	-0.4	-0.6	-0.3	0.6	1.8
Source: MEF-DT elaboration, QUEST-III R&D model.

According to the assumptions adopted, in 2026, the final year of the Plan, GDP would be 3.4 percent higher than in the baseline scenario (which does not take these expenditures into account) as a result of the expenditures therein.
As regards the impacts at sector level, Construction, Manufacturing, Real Estate Services and Professional, Scientific and Technical Activities are the

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2 The methodology followed for the assessments and the summary information aligned to Table 3 of the Commission’s 2022 NRRP Guidelines are explained extensively in a dedicated appendix (Appendix 1), to which reference is made for details.
3 See Sections IV.2 and IV.3 of the Stability Programme.
4 Or projects that, in the absence of the Plan, would have been implemented at a different time or in a different sector.
5 This amount does not include the tranche of approximately EUR 400 million for technical assistance.

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NATIONAL REFORM PROGRAMME 2023

activities that contribute most to GDP growth (2.4, 1.4, 1.0 and 1.0 percentage points respectively) (see Table 11.3).

TABLE II.3: DISAGGREGATED IMPACT OF THE NRRP BY SECTOR OF ECONOMIC ACTIVITY OVER THE PERIOD 2021-2026
	Weight on Total Value Added (percentage points)	Cumulative change in Value Added (percentage points)	Contributions to Total Value Added growth (percentage points)
Agriculture, forestry and fisheries	2.1	7.4	0.2
Mining	0.2	11.0	0.0
Manufacturing industry	16.5	8.8	1.4
Electricity, gas and water supply	2.6	9.4	0.2
Construction	4.3	58.5	2.4
Trade	11.7	8.1	0.9
Transport and storage	5.6	8.3	0.4
Accommodation and catering services	3.8	7.8	0.3
Information and Communication Services	3.8	16.9	0.6
Financial and insurance services	5.3	9.8	0.5
Real estate activities	13.6	8.0	1.0
Professional, scientific and technical activities	6.4	16.9	1.0
Administrative activities and support services	3.2	23.7	0.7
Public Administration	6.7	4.3	0.3
Education	4.1	12.4	0.5
Health and social care	6.0	4.8	0.3
Arts, entertainment and recreation, repair of household goods, other services.	4.1	7.0	0.3
Total economy	100.0	11.0	11.0
Source: MEF-DT elaboration, QUEST-III R&D model.

Computerisation and digitalisation contribute to growth in Manufacturing and Information and Communication Services (+0.6 points).
In terms of Missions, the most significant contribution to GDP growth comes from Mission 2 ‘Green Revolution and Ecological Transition’, with a contribution to GDP growth of 3.3 percentage points (see Table II. 4), largely due to Components 3 ‘Energy Efficiency and Renovation of Buildings’ and 2 ‘Renewable Energy, Hydrogen, Networks and Sustainable Mobility’6.

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6 With changes of 1.4 and 1.0 percentage points respectively over the period 2021-2026.

12	MINISTRY OF ECONOMY AND FINANCE

II. MACROECONOMIC SCENARIO

TABLE II.4: GDP IMPACT OF THE NRRP BY MISSIONS AND COMPONENTS (percentage deviations from the baseline scenario)
	2021-2023	2024-2026
M1: Digitalisation, innovation, competitiveness, culture and tourism	0.6	1.5
M1C1: Digitalisation, innovation and security in PA	0.1	0.7
M1C2: Digitalisation, innovation and competitiveness in the production system	0.4	0.5
M1C3: Tourism and Culture 4.0	0.1	0.4
M2: Green revolution and ecological transition	1.3	2.0
M2C1: Sustainable agriculture and circular economy	0.0	0.4
M2C2: Renewable energy, hydrogen, grid and sustainable mobility	0.1	1.0
M2C3: Energy Efficiency and Building Renovation	1.2	0.2
M2C4: Land and water resource protection	0.0	0.4
M3: Infrastructure for sustainable mobility	0.1	1.0
M3C1: Investments in the railway network	0.1	0.9
M3C2: Intermodality and integrated logistics	0.0	0.1
M4: Education and research	0.3	1.5
M4C1: Strengthening the supply of education services: from kindergartens to universities	0.2	0.9
M4C2: From research to enterprise	0.1	0.6
M5: Inclusion and cohesion	0.4	1.3
M5C1: Labour policies	0.2	0.5
M5C2: Social infrastructure, families, communities and the third sector	0.1	0.6
M5C3: Special interventions for territorial cohesion	0.0	0.2
M6: Health	0.2	0.8
M6C1: Neighbourhood networks, facilities and telemedicine for assistance	0.2	0.5
M6-C2: Innovation, research and digitalisation of the H.S.	0.1	0.3
Total	2.9	8.1
Note: Any inaccuracies are due to rounding. Source: MEF- DT elaboration on MACGEM-IT model.

Mission 1 ‘Digitalisation, innovation, competitiveness, culture and tourism’ also makes a significant contribution to GDP growth, amounting to 2.1 percentage points in cumulative terms over the 2021-2026 period, in particular due to the contribution of Components 1 ‘Digitalisation, innovation and security in Pa’ and 2 ‘Digitalisation, innovation and competitiveness in the production system’ (0.8 and 0.9 points, respectively).
As far as reforms are concerned, the macroeconomic impact assessment was carried out for the following areas: education and research, active labour market policies, public administration (PA), justice, competition and procurement. They constitute only a part of the structural reforms described in detail in the next chapter, i.e., those for which quantitative targets can be identified and for which the assumptions required for the simulations are less arbitrary and more robust7.

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7 See Appendix 1 for details.

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The macroeconomic effects were assessed with the QUEST model. The impacts on real GDP in the short, medium and long term are shown in Table 11.5, while details are reported in Appendix 18.
For education reform, the effects in terms of reducing school drop-outs, improving human capital and the quality of school and university offerings were considered. These have a significant impact in the long run, when the level of GDP is 3 percent higher than in the baseline scenario.
The reform of active labour market and training policies envisages that a large part of the funds will be directed to the National Programme for the Guaranteed Employability of Workers (GOL) and the adoption of the National New Skills Plan. It has been assumed that these and other interventions will lead to an increase in labour market participation rates. The reform has a significant impact on GDP as early as 2026 (+1.5 percent) and is reinforced in the long run, leading to an increase in GDP of 3.5 percent compared to the baseline scenario.

TABLE II.5: EFFECTS ON REAL GDP OF REFORMS IN EDUCATION AND RESEARCH, LABOUR MARKET, PUBLIC ADMINISTRATION, JUSTICE, COMPETITION AND PROCUREMENT (percentage deviations from the baseline scenario)
Reforms	2026	2030	Long-term
Education and Research	0.5	0.9	3.0
Active labour market policies	1.5	2.4	3.5
Public Administration	0.9	1.6	2.3
Justice	0.4	0.6	0.7
Competition and Procurement	0.1	0.2	0.6
Source: MEF-DT elaboration, QUEST-III R&D model.

The main objective of the structural actions relating to the reform of the public administration envisaged in the NRRP is to make the PA more streamlined and efficient, with positive effects on productivity and the quality of human capital, accompanied by a reduction in costs for businesses. This determines a positive effect on real GDP of 2.3 percent in the long run.
The measures envisaged by the NRRP in the area of justice have among their goals the reduction of the length of civil and criminal trials (by 40 percent and 25 percent respectively), as well as the improvement of the efficiency and predictability of the judicial system. The effects of the reform lead to an increase in the long-term level of GDP of 0.7 percent compared to the baseline scenario.
Finally, the reforms on competition and procurement aim to increase the level of competition and competitiveness of the production system and to simplify public contracts. In line with the contents of the reforms implemented and of those to be implemented in subsequent years, it has been assumed that Italy can reach the level of best performers in the various areas considered, with an estimated impact on GDP with respect to the baseline scenario of 0.6 percent in the long term.

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8 See also D,Andrea S., S. D,Andrea, G. Di Bartolomeo, P. D’imperio, G. Infantino, M. Meacci (2023), ‘Structural reforms in the Italian National Recovery and Resilience Plan: A macroeconomic assessment of their potential effects’, Working Paper No. 2, 2023, Ministry of Economy and Finance, Department of the Treasury.

14	MINISTRY OF ECONOMY AND FINANCE

III. POLICY RESPONSES TO THE COUNTRY’S MAIN CHALLENGES
Reform of the justice system: achievements and perspectives
As emphasised by the Commission in the 2022 Country Report 2022, the reform of the justice system is one of the most demanding and far-reaching challenges that Italy has undertaken to tackle in the NRRP, which has earmarked9 billion for various interventions. Investments must go hand in hand with structural reforms, and in 2022 the Italian government approved the reforms of civil10 and criminal justice11 as well as those on insolvency12 and tax justice13 . The implemented interventions have started to produce important effects and the latest data14 show significant improvements.
Looking at disposition time, it appears that the duration of civil trials in the period between 1 October 2021 and 30 September 2022 was reduced by approximately 6 percent at the Courts and Courts of Appeal, and by 26 percent at the Court of Cassation15
In the criminal sector, the reduction in the same period was approximately 7.5 percent at the Courts and the Court of Cassation and 12.7 percent at the Courts of Appeal.
Also with regard to the high backlog, the most recent data show that the number of pending cases in the third quarter of 2022 decreased by more than 5 percent, both in civil and criminal cases.
The streamlining of processes and procedures
The civil justice reform is aimed at making the system more efficient by June 2026, with the goal of reducing, compared to 2019, the duration of trials by 40 percent and the backlog at first and second instance by 90 percent. The regulatory interventions aim at speeding up the civil process of cognition (in the different

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9 From the strengthening of human capital to the functioning of the trial office and the digital transition of the judicial system to the efficiency of real estate.
10 Italian Legislative Decree No. 149 of 10 October 2022.
11 Italian Legislative Decree No. 150 of 10 October 2022.
12 Italian Legislative Decree No. 83 of 17 June 2022.
13 Italian Law No. 130 of 31 August 2022.
14 See the 2022 Administration of Justice Report. The disposition time (DT) indicator is defined as: DT = 365
* (cases pending at the end of the year/cases settled during the year). It thus provides an estimate of the foreseeable time for a case to be finalised in terms of days. On the other hand, the average duration of proceedings finalised in a given year depends on the seniority of the cases that are finalised in a given year.
15 In this area, a major contribution came from the increase in definitions.

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III. POLICY RESPONSES TO THE COUNTRY’S MAIN CHALLENGES

degrees), the enforcement process and special proceedings, as well as to strengthen and incentivise the use of alternative dispute resolution instruments. The bulk of the reform came into force on 28 February 202316. In the course of 2023, the Italian government plans to adopt a number of corrective measures and complete the implementing acts envisaged by the reform.
The reform of criminal justice aims at making proceedings more efficient, with the goal of reducing processing times by 25 percent compared to 2019. The intervention is mainly aimed at rationalisation, deflation and acceleration of proceedings. The reform entered into force on 30 December 202217. As with the civil reform, the Italian government plans to adopt some corrective measures during 2023 and to complete the adoption of the implementing acts.
The reform of the insolvency framework is aimed at remedying situations of economic and financial imbalance that appear reversible. The regulatory intervention also transposes the European Directive on Preventive Restructuring, Insolvency, Debt Collection and Disqualification18. In this case, too, the Italian government plans to adopt certain corrective and implementing acts.
The tax justice reform aims at making the process more efficient and reduce the high number of appeals to the Supreme Court. It envisages the introduction of legal and procedural interventions with the aim of deflationary and acceleration of judgments.
International obligations and legal reforms
In fulfilment of international obligations19, the bill introducing the International Crimes Code was passed in March. In 2023, several acts implementing Euro-Union obligations on cross-border corporate transactions20 , whistleblowing21, class actions22, mutual recognition of freezing and confiscation orders and combating the dissemination of terrorist material online will also see the light of day.
Draft laws are being drafted to reform the discipline of crimes against the PA, juvenile crime, and the revision of procedural discipline in areas such as wiretapping. In the civil sphere, a possible intervention to improve the efficiency of debt collection will be studied.

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16 See the budget law for 2023.
17 Italian Decree-Law No. 162 of 31 October 2022 on ‘Urgent measures concerning the prohibition of the granting of prison benefits to prisoners or internees who do not cooperate with justice as well as concerning the entry into force of Legislative Decree No. 150 of 10 October 2022, SARS-COV-2 vaccination obligations and the prevention and fight against illegal gatherings’, converted with amendments by Italian Law No. 199 of 30 December 2022.
18 Directive (EU) 2019/1023.
19 Resulting from Italy’s accession to the Rome Statute establishing the International Criminal Court.
20 Italian Legislative Decree No. 19 of 2 March 2023 implementing Directive (EU) 2019/2021 of the European Parliament and of the Council of 27 November 2019 on cross-border transformations, mergers and divisions.
21 The legislative decree adopted to implement Directive (EU) 2019/1937 of the European Parliament and of the Council on the protection of persons who report breaches of Union law was finally approved in Italian Council of Ministers No. 24 of 9 March 2023
22 The legislative decree adopted to implement Directive (EU) 2020/1828 of the European Parliament and of the Council on representative actions for the protection of the collective interests of consumers was finally approved in Italian Council of Ministers No. 24 of 9 March 2023

16	MINISTRY OF ECONOMY AND FINANCE

NATIONAL REFORM PROGRAMME 2023

Finally, the implementing and correcting decrees of the enabling act on the judicial system and measures on prison construction are being studied.
The Office for Process and Digitalisation Tools
In organisational matters, as far as the Process Office is concerned, the Italian Ministry of Justice has already proceeded with the extraordinary recruitment of 7,830 officials (as of 31 January 2023) out of the total 16,500 planned23. The intervention also provides for the recruitment of additional professional figures and the Ministry has already proceeded with the extraordinary recruitment of 3,406 employees (as of 31 January 2023) out of the total 5,410 planned24. The recruitment activities will continue during 2023.
The Italian government also intends to adopt several instruments to encourage the digitalisation of the judicial system, in compliance with the commitments set out in the NRRP for 2023 such as the mandatory electronic management of all documents and the fully telematic civil trial. The NRRP also envisages that 3.5 million court files from the last 10 years will be digitised in 2023 and the start of the implementation of a data lake to access data for case law reconstruction and statistical purposes25.
Tax reform, for a fairer and more effective system
While emphasising the importance of the introduction of the universal single allowance and the abolition of IRAP for the self-employed, the 2022 Country Report 2022 pointed to the need for structural change in the tax system.
The Italian government shares the Commission’s analysis and is convinced that tax reform is a key action. Although it does not fall within the operational scope of the NRRP, the provision of a certain regulatory framework, the rationalisation of the tax system, the simplification of reporting requirements and the fight against tax evasion and avoidance can contribute to achieving the general objectives of social equity and improving the competitiveness of the production system already indicated in the Recommendations to Italy.
With the draft enabling act approved on 16 March 2023, the Italian government started a process of comprehensive reform of the tax system to accompany the implementation of the NRRP. The reform is divided into four parts: definition of timeframes and general principles, including the revision of the Taxpayer’s Rights Statute; interventions on direct and indirect taxes, as well as on gaming; reform of declaration, assessment, collection and litigation procedures, including the redefinition of administrative and criminal sanctions; adoption of single texts and codification.

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23 See Article 11 of Italian Decree-Law No. 80 of 9 June 2021, concerning ‘Urgent measures to strengthen the administrative capacity of public administrations functional to the implementation of the NRRP and for the efficiency of justice’, converted with amendments by Law No. 113 of 6 August 2021.
24 See Article 13 of Italian Decree-Law No. 80/2021.
25 This commitment is part of the more ambitious digitalisation effort planned by 2026.

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III. POLICY RESPONSES TO THE COUNTRY’S MAIN CHALLENGES

The IRPEF reform
The backbone of the tax reform design is the gradual reduction of the number of IRPEF rates currently in force, accompanied by a decrease in the tax burden especially for average incomes. The first intervention is mainly aimed at improving the efficiency of the personal income tax structure and at simplifying the tax system, while the second is aimed at reducing the tax burden for a wide range of taxpayers and at concentrating the benefits on average incomes, with the further objective of aligning the Italian tax wedge with that of the most advanced countries. In addition, a proportional substitute tax is to be applied on income increases calculated as the difference between the income of the tax period and the highest income of the three previous tax periods. The aim is to increase the efficiency of personal taxation by supporting the increase in labour supply, both in terms of hours worked (intensive margin) and new jobs (extensive margin). The redefinition of the main IRPEF deductions and deductions is also envisaged in order to promote vertical and horizontal equity and improve the transparency of the tax system. More generally, the reorganisation of tax expenditures is also aimed at recovering part of the revenue that can be used for the further rationalisation and simplification of the tax system.
In this regard, it should be noted that the Budget Law for 2023 has already partially intervened in the tax system, modifying the flat-rate regime26 and providing for the introduction of an incremental flat tax for taxpayers who cannot benefit from the measure just described and only for 202327.
Corporate tax reform
Another component of the tax reform design is the creation of a growth- and investment-friendly environment through a comprehensive corporate tax reform. The directive on the global minimum tax28, to be transposed by 2023, envisages that the global minimum tax for multinationals with an effective rate of 15 percent will enter into force on 1 January 2024, requiring an adjustment of IRES to the changed international context in order to make the Italian tax system more attractive on a global scale. With the draft law, the Italian government intends to reduce the IRES rate on undistributed profits used in qualified investments in capital goods and new hires. The corporate tax reform will also be aimed at ensuring a fair, effective and consistent implementation of the new rules shared at the international level (G20 and the European Union) on the taxation of the profits of multinationals and the digital economy, also consistent with the rules established with the BEPS

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26 By raising the threshold of revenues and remuneration from EUR 65,000 to EUR 85,000, the 15 percent flat-rate tax can be applied in lieu of the ordinary tax. This facilitation does not apply to those who have accrued fees or revenues exceeding 100,000. Paragraph 54 in fact raises to EUR 85,000 the threshold of revenues and remuneration that allows the application of a 15 percent flat-rate tax in lieu of the ordinary ones. The provision also provides that this relief ceases to apply immediately to those who have accrued income or revenues in excess of EUR 100,000, without waiting until the following tax year.
27 Calculated at a rate of 15 percent on a tax base, in any case not exceeding EUR 40,000, equal to the difference between the business and self-employment income determined in 2023 and the highest of the corresponding incomes declared in the previous three years, reduced by an amount equal to 5 percent of the latter amount.
28 Directive No. 2022/2523.

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(Base Erosion and Profit Shifting) project. In addition, the introduction of an optional taxation regime for companies in ordinary accounting subject to IRPEF is planned.
The IRAP reform
Moreover, the tax reform bill provides for an organic revision of IRAP aimed at repealing the tax and at the same time establishing an additional IRES tax to ensure an equivalent tax revenue to guarantee the financing of healthcare needs, as well as the financing of regions with unbalanced healthcare budgets or which are subject to recovery plans.
VAT reform
A central point then concerns VAT reform, based on criteria of simplification, reorganisation of legislation into a single text and rationalisation of the number and value of rates. It also envisages the introduction of a zero rate with the right to deduct on purchases, the improvement of efficiency and the reduction of administrative burdens, also in order to implement the fight against erosion and evasion.
It should be noted that the Budget Law for 2023 has already intervened on the VAT regulation by providing for a rate of 5 percent for certain categories of feminine hygiene and childcare goods. In order to combat VAT fraud and evasion, new reporting obligations have also been introduced for e-commerce platforms29 concerning the data of suppliers and transactions carried out.
Excise duties and fuel rates
With regard to excise duties, it is planned to intervene to redefine the rates currently in force on energy products (fuels and combustibles) and electricity, taking into account the environmental impact of each product, with the aim of contributing to the reduction of climate-changing gas emissions through the use of tax leverage and to promote energy transition and the use of renewable and environmentally friendly energy sources, in line with the G20 and G7 international and EU commitments30. In particular, the bill sets objectives for supporting the energy transition - increasing the production of electricity, methane gas or natural gas obtained from biomass or other renewable resources - also through the introduction of mechanisms for issuing licences for the sale of these goods to end consumers for the purpose of recognising the concessional or exempt excise duty.

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29 The measure concerns digital platforms that sell certain goods online, such as mobile phones, tablets and PCs, in addition to those that will be expressly provided for by decree of the MEF.
30 It is worth mentioning that the Fit for 55 package and the consequent proposal for the revision of the European Energy Taxation Directive aim to achieve the climate target of reducing EU emissions by at least 55 percent by 2030.

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III. POLICY RESPONSES TO THE COUNTRY’S MAIN CHALLENGES

The Taxation of Capital Gains
As regards the taxation of capital income, the creation of a single income category with reference to income of a financial nature and the introduction of heterogeneous offsetting - between capital losses and dividends or interest - within the different sources of capital income are envisaged. Measures are also envisaged regarding the tax residence of natural and legal persons and interventions to encourage new investments in Italy with foreign capital in order to create a more attractive and favourable environment for foreign investors.
Provisions are also envisaged on the reorganisation of gaming and, in particular, measures aimed at protecting the most vulnerable individuals, measures to reorganise the gaming collection networks, and new rules on the transparency of entities controlling concessionaire companies.
Rationalisation of reporting obligations and simplification measures
There are numerous other areas on which the tax reform plan intends to act, such as the rationalisation of tax declaration obligations and interventions to simplify taxpayers’ obligations with the aim of pursuing a reduction in compliance costs and the recovery of tax evasion due to omissions or errors attributable to the complexity of the tax system.
A fundamental element in the implementation of this approach, which is closely linked to digitalisation, is the optimisation and extension of the channels made available by the tax administration, through tools that offer taxpayers and users a clear definition of their tax obligations, also with a view to greater transparency in relations with the tax authorities. In this sense, implementing the objectives set out in the NRRP, the gradual extension of the pre-filled declaration method also for VAT obligations, made possible by the extension of electronic invoicing and the telematic transmission of receipts, will be a strategic action for the next three years. This also includes the full interoperability of databases and the evolution of information management activities. Also at European and international level, in order to effectively and promptly combat tax evasion, avoidance and fraud, improve the consistency of international tax rules and ensure a more transparent tax environment.
The tax reform envisages a commitment to consolidate the relationship of trust between taxpayers and the tax authorities, favouring an increase in the level of voluntary compliance and the simplification of assessment procedures. It also envisages the full digitalisation of relations with taxpayers and stakeholders, with the aim of facilitating compliance, minimising costs, and eliminating excessive burdens and formalities. The idea in principle is to integrate the fulfilment of tax obligations in the normal course of economic activities.
The recovery of efficiency in collection procedures and litigation
Finally, the enabling act contains interventions aimed at improving collection and refund procedures, which are currently characterised by significant

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inefficiencies31. In this regard, the tax reform envisages the gradual elimination of the role of the tax roll, simplified access to a stable instalment plan, and the extension of the time limit for the effectiveness of collection acts for faster recovery action. The Decree-Law also provides for increasing the use of the most advanced technologies and the interoperability of systems, and pursues the goal of eliminating organisational, logistical, and functional duplications.
Lastly, the tax delegation envisages the guiding criteria that should guide the Italian government in the reform of litigation and penalties: further mechanisms will be envisaged for the deflation of litigation at the various levels of judgement and the telematic tax process will be improved, while, as regards penalties, the integration of administrative and criminal penalties, the revision of the relationship between criminal and tax proceedings and their reduction in the presence of an effective tax risk control system are envisaged, also with a view to creating a certain legal framework, promoting transparency and consolidating the relationship of trust between taxpayers and the tax authorities.
Similarly, several measures introduced by the Budget Law for 2023 go in the direction of strengthening trust and transparency in the relationship between taxpayers and the tax authorities and aim to reduce the share of evasion attributable to the complexity of the tax system. Among these measures are the write-off of tax debts of up to EUR 1,000 entrusted to the collection agent by Public Administrations, tax agencies and public social security bodies from 1 January 2000 to 31 December 2015, the facilitated definition of the loads entrusted to the collection agents from 1 January 2000 to 30 June 2022, the possibility of defining with facilitated procedures the sums due following automated control (so-called remedial notices), the facilitated settlement of the sums deriving from automated inspections whose instalments are in progress as of 1 January 2023, and the possibility of rectifying formal irregularities. Finally, some innovations concern pending litigation and the regularisation of omitted instalment payments. Lastly, a decree-law has been adopted to extend the terms provided for access to the above-mentioned facilitation measures and to provide that the correct settlement of tax violations and the full and timely payment of the sums due will result in the non-punishment of certain tax offences under certain conditions.
PA reform, for a more modern, capable and efficient administration
Modernising the Public Administration (PA), strengthening its administrative capacity, streamlining procedures, digitising processes, and enhancing digital skills are indispensable requirements for steering the Italian economy towards sustainable growth. The European Commission and international institutions (OECD and the Monetary Fund) have often blamed the weak administrative and planning capacity of the PA for the lack of dynamism of public investment in Italy and underlined its

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31 Italian Revenue Agency – Collection, updated to 31 December 2022, the revenue stock comprises more than 170 million files, 60 percent of which were served before 2015. In addition, about 10 percent of the collection activities are used to finance the costs of collection activities borne by the public administration.

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negative impact on total factor productivity and business sentiment. The Commission has also included the improvement of PA efficiency in its Country Specific Recommendations (CSR) in both 2019 and 2020.
Against this background, the NRRP envisaged the PA modernisation strategy as a horizontal and enabling reform. It is divided into three areas (access and public employment; good administration and simplification; skills and administrative capacity), divided into 15 milestones and targets agreed at the European level, 10 measures divided into 9 investments and one sub-reform32, for a total of EUR 1,268.9 million.
Italy has fully and punctually achieved and reported on all the targets and milestones assigned to public administration reform. The main results achieved so far and those expected during 2023 for each of the three lines of action are outlined below.
Access to the civil service
Recruitment procedures have been simplified, speeded up and digitised to cover structural needs and the requirements related to the implementation of the NRRP, with the aim of attracting the best skills and fostering a rapid generational change: in the two-year period 2022/23 - between turnover replacement and new hires - about 350,000 entries are planned, equal to 10.9 percent of the current workforce (3.2 million civil servants).
The acceleration in recruitment procedures was made possible by a massive investment in the digital infrastructure needed to organise selection procedures. The InPA Single Recruitment Portal (financed with EUR 20.5 million NRRP funds) now brings together more than 6 million professional profiles and extends its search perimeter to the 16 million members of Linkedln Italia: it is also to be developed as an App to increase its dissemination. As of 1 November 2022, central administrations and independent authorities are obliged to publish their notices of competition for fixed-term and open-ended recruitment on the portal and to collect applications to take part in selection procedures (for local authorities, the use is already mandatory for the publication of notices, and, as of 31 May 2023, it will also be mandatory for the collection of applications). Moreover, as of January 2023, the publication of recruitment procedures on institutional websites and on the InPA portal will exempt administrations, including local authorities, from the obligation of publication in the Official Gazette. Through the portal it is possible to carry out a series of activities in a rapid and simplified manner, such as publishing notices for the recruitment of temporary and open-ended personnel and mobility notices and notices of selections for the awarding of self-employment contracts for the implementation of NRRP interventions. The modernisation of selection procedures has led to a significant reduction in the average duration of competitions, from 786 days of the procedures launched in 2019 to 189 days in 2021, and to 169 days in 2022; further planned interventions aim to keep the duration of competitions below six months.

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32 PA labour market: support for the implementation of new human resources management tools.

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Recruitment reform intersects with skills and career reform. The reform path was completed with the adoption of Italian Decree-Law No. 36 of 30 April 2022, which led to the complete definition of the primary regulatory framework, to be implemented by 30 June 2023. The reform design restores absolute centrality to the system of competences. By 30 June 2023, it will be completed with the adoption of the secondary source acts, the guidelines and guidelines for implementation, and the final setting of the governance model of the reform.
Sound administration and simplification
With the Decree-Law for the implementation of the NRRP33, the first simplification procedures, approximately fifty, were launched ahead of the deadlines and targets set by the Plan itself. Out of a total of 600 administrative procedures to be simplified by 2026, 50 have already been defined, partially anticipating the deadline set by the NRRP for June 2024 (200 procedures). The ultimate goal is the creation of a single catalogue of procedures, legally valid for the entire national territory, for relevant areas such as the energy, labour, tax, but also disability and social sectors. The aforementioned decree provides for interventions in the areas of: a) procurement and contracts; b) telecommunications; c) school building; d) environment and energy; e) transport; f) cultural heritage.
Human capital and administrative capacity
The actions taken aim for Italy to comply with the 2019 CSR (investing in civil servants’ skills) as well as the NRRP objective of training 750,000 public administration (PA) employees by 2026, of which 350,000 in central PA, ensuring that at least 70 percent of employees obtain certification of their training results.
Last 21 March, the Minister for Public Administration issued a directive setting for the first time minimum quantitative and qualitative targets for personnel training, which thus returns to being a strategic lever for human resources management, considered as a multi-year commitment to be regarded not as a current expenditure, but as a long-term investment to increase productivity and create public value.
Achieving the training objectives set out in the NRRP is now a collective responsibility of all PAs, and involves identifying common priorities and extending the scope of training from the traditional legal and technical-specialist disciplines (on which more than 75 percent of PA training supply was focused in 2019) towards managerial competences and skills in human resources organisation and management (in 2019, equal to 7.7 percent of the training supply). A ‘management cycle’ for training in public administrations has been introduced, with training courses tailored by target audience, certified within an accreditation system and identified on the basis of existing skills gaps.

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33 Italian Decree-Law No. 13 of 24 February 2023.

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Within this framework, the ‘Syllabus - Nuove competenze per le PA’ (New Skills for the PA) portal has been revised, and has been online since 16 March. The goal is for all PAs to join the portal by 30 June 2023, for at least 30 percent of employees to be trained in digital skills by 31 December 2023, with certification of the final level of competence, with rising targets for subsequent years (up to 55 percent of employees in 2024 and up to 75 percent in 2025). Similar quantitative targets will be set for training in digital and administrative transition skills. The Syllabus portal will also serve as the basis for the creation of the ‘employee training file’, which will be included in the digital record of each employee (to be made operational by summer 2023), thanks to the creation of the National Register of Civil Servants.
The spending review
The reforms envisaged in the NRRP also include the spending review, committing the government to carry out an annual review of expenditure over the 2023-2025 period in order to make budgetary savings to be allocated to improving public finances, to tax reform or to measures conducive to growth. Last November, the decree distributing the expenditure savings among ministries for the three-year period 2023-2025 was approved. It defines the areas of intervention based on what was forecast in the 2022 DEF, providing for savings amounting to EUR 800 million in 2023, EUR 1.2 billion in 2024 and EUR 1.5 billion in 2025 (for a total of EUR 3.5 billion). For the first time, in order to help ministries rationalise and assess the quality of expenditure, individual central administrations will be able to recruit, on demand, dedicated staff for such purposes.
Lastly, within the same framework of the annual expenditure review for the period 2023-2025, at the end of 2022 the goal of adopting a report on the effectiveness of the tools implemented by the Administrations to evaluate the savings plans was achieved, and a strengthening of the structures dedicated to carrying out these tasks was provided for, with the establishment at the Italian Ministry of the Economy and Finance of specific structures such as the Scientific Committee for activities related to the expenditure review.
The recent 2023 Budget Law provided for further intervention34 by allocating EUR 20 million in 2023, EUR 25 million in 2024 and EUR 30 million from 2025 onwards, for the recruitment of specialised personnel, the appointment of experts in the areas of analysis, public policy assessment and expenditure review, as well as agreements with universities and specialised training35.
Simplification and reorganisation of the regulatory framework
The Government’s efforts to simplify the regulatory framework will proceed along two main directions aimed, on the one hand, at reducing existing legislation and, on the other, at rationalising the existing sources of law.

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34 Article 1, paragraphs from 891 to 893, of Italian Law No. 197 of 29 December 2022.
35 For more information, see Section I, Chapter VI (paragraph VI.1).

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According to data provided by the Polygraphic Institute and the Italian Mint, from 1861 to 21 September 2021, 203,893 acts with regulatory value were adopted in the Italian legal system, and of these only 93,979 were expressly repealed.
The Italian Minister for Institutional Reforms and Regulatory Simplification is carrying out a census and analysis activity, aimed at identifying the measures that have served their purpose, that have lost their actual legislative value or that are obsolete.
With reference to the reorganisation of the regulatory framework, the Government will proceed with the reform, envisaged in the NRRP, aimed at simplifying controls on economic activities and eliminating unnecessary formalities. For the same purpose, the simplification of regulations on renewable energy sources is planned, as well as the reorganisation of the Consolidated Law on local authorities and environmental regulations, including through the revision of the Environmental Code.
The digital transition
According to data from the 2022 edition of the Digital Economy and Society Index36 (DESI), over the last five years Italy has made significant progress in the digital transition process. However, the country ranks 18th out of the 27 EU countries in terms of digitalisation of the economy and society, and the Italian government intends to resolutely pursue its renewal process.
Among the areas referred to by the DESI, Italy performs best in the area of connectivity - in fact, the country ranks seventh out of the 27 EU countries - and the performance is also positive with regard to the integration of digital technologies where it ranks eighth.
When it comes to digital public services, Italy ranks 19th, mainly due to the low percentage of e-government users (40 percent compared to a European average of 65 percent), despite the significant increase in the last two years. In terms of human capital, it ranks 25th: while Italy is almost in line with the EU average in terms of above basic digital skills (23 percent compared to 26 percent in the EU), only 46 percent of individuals possess basic digital skills, compared to a European average of 54 percent.
Strengthening digital infrastructure - the Italian Strategy for Ultra Broadband - ‘Towards the Gigabit Society’.
The Government is acting on various fronts and, in particular, is investing in infrastructure development, through the National Strategy for Ultra Broadband - Towards the Gigabit Society, which aims to bring connectivity to 1 Gbps over the entire national territory by 2026 and to foster the development of fixed and mobile telecommunications infrastructures, as indicated by the NRRP. The Strategy, in addition to completing the Plan for the coverage of the so-called white areas and the Voucher plan with the measures to support the demand for connectivity,

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36 Digital Economy and Society Index, published on 28 July 2022

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envisages five new public intervention plans dedicated to the population as a whole (such as, for example, the Italy 1 Giga and Italy 5G Plans) but also to specific sectors, such as schools (Connected Schools Plan), healthcare facilities (Connected Health Plan), and the so-called minor islands, in order to provide them with adequate connectivity (Minor Islands Plan).
As at 30 June 2022, the NRRP milestone requiring the awarding of all contracts was reached. In particular, with regard to the Italy 1Giga Plan, contracts were awarded to various economic operators in order to bring fast Internet to about 7 million households all over Italy. The Italy 5G Plan, on the other hand, envisages on the one hand incentives on investments for the construction of optical fibre links to existing mobile sites, and on the other the construction of new mobile network infrastructures.
Contracts under the School Plan to connect almost 10,000 schools throughout Italy by 2026 have been awarded to various economic operators for about EUR 166 million. The Connected Health Plan involves more than 12 thousand facilities of the public health service and is worth around EUR 314 million. Lastly, with regard to the Minor Islands Plan, islands have been identified to be provided with connectivity through submarine optical fibre cables and related maintenance, with about EUR 45 million allocated for the implementation of the intervention. Italy intends to carry out further interventions aimed at strengthening connectivity infrastructures on urban and suburban transport corridors including railway lines.
The Fund for the Digital Republic
The innovative partnership between the public and the private social sector (Associazione di Fondazioni e di Casse di Risparmio - ACRI) launched with the ‘Fund for the Digital Republic’ was already mentioned in the 2022 NRP.
Recently 23 projects were selected from the two calls ‘Futura’ and ‘Onlife’, which will enable just under 5,000 people to take part in training courses at no cost. The activities, which will start in the coming months, will be aimed at enhancing both basic and advanced digital skills of women and NEETs.
A total of around EUR 13 million will be allocated to support these first interventions. There is a total of 193 actors involved, including third sector organisations, public bodies, universities, companies, training bodies, Higher Technical Institutes (ITS), employment agencies and subjects with strong roots in the area targeted for intervention. A part of the contribution (20 percent for Onlife and 15 percent for Futura) will be disbursed according to the pay-for-performance principle; that is, on the basis of the results achieved in terms of new employment or improved job position.
Strengthening cyber-security
Digitalisation as a whole increases the level of vulnerability of society from cyber threats on all fronts: for instance, fraud, cyber blackmail or terrorist attacks.
The NRRP and the ‘Digital Italy 2026’ strategy contain important measures to strengthen Italy’s cyber defences, starting with the full implementation of the

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‘National Cybersecurity Perimeter’. In particular, investments are divided between four main areas of intervention: (i) front-line facilities for the management of intercepted risk events and alerts are strengthened; (ii) technical capabilities for the continuous assessment and audit of the security of electronic equipment and applications used for the provision of critical services are built or made more robust iii) investment is to be made to hire new personnel both in the areas of public security and judicial police, which are responsible for the prevention and investigation of cybercrime directed against individual citizens, and in the departments responsible for defending the country from cyber threats; iv) assets and units in charge of protecting national security and responding to cyber threats are to be strengthened. During 2022, all the milestones envisaged in the NRRP were achieved, such as the establishment of the new National Cybersecurity Agency, the initial deployment of national cybersecurity services, the launch of the network of cybersecurity screening and certification labs, the activation of a central audit unit for PSNC and NIS security measures, and the launch of support for the strengthening of security structures. By 2024, it is planned to implement at least 50 strengthening measures carried out in the areas of the National Cybersecurity Perimeter (Perimetro di Sicurezza Nazionale Cibernetica, PSNC) and the Networks and Information Systems (NIS) and to activate the Computer Emergency Response Teams (CERTs), to integrate at least 5 Security Operations Centres (SOCs) with the national HyperSOC, and to activate at least 10 screening and certification labs, two assessment centres (Centri di Valutazione, CVs), and the EU certification lab. The 2023 Budget Law provided for the creation of the fund for the implementation of the National Cybersecurity Strategy and the fund for the management of cybersecurity - also increasing the resources for running the National Cybersecurity Agency.
The Digitalisation of Public Administrations
The NRRP provides for important reforms and investments aimed at supporting the digitalisation of public administrations, the simplification of procedures and the increase in the availability, quality and use of digital public services for citizens and businesses. The aim is to fully implement the European ‘once-only’ principle, according to which public administrations no longer have to ask citizens and businesses for data they already have, but instead take steps to exchange data among one another and provide services more quickly and effectively. Within the framework of the NRRP, the National Digital Data Platform (Piattaforma digitale nazionale dati, PDND) was developed for this purpose, creating the ecosystem for database interoperability and enabling the simple and secure exchange of information between public administrations through software services (API -Application Programming Interface). In addition, through an agreement with ISTAT, the National Semantic Data Catalogue was created and collaboration agreements were signed with central public administrations for the provision of innovative services based on the sharing and interoperability of databases, again through the publication of new APIs. New agreements will be signed during the implementation of the investment. The platform is expected to be supplied with 90 APIs by 2023, 400 APIs by 2024, 850 APIs by 2025 and at least 1,000 APIs by June 2026. The growth of this catalogue will make an important contribution to increasing administrative

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efficiency, reducing the demand for data from citizens and creating new development opportunities for businesses.
The new public procurement code
The 2022 Country Report revealed that Italy’s public procurement procedures are slow and that the country ranks last in the single market scoreboard in terms of the public procurement indicator37. Consistently, the CSR for Italy in 2022 again called for improved performance in terms of public investment implementation.
In order to comply with these recommendations and to fulfil the commitments made in the NRRP, the Italian government finally approved in March the reform of the Public Procurement Code38.
The digitalisation of procurement
The main innovations include the provisions implementing the commitments made in Mission 1 of the NRRP, aimed at digitising public procurement and concessions procedures39 through the creation of an e-platform required to participate in the national assessment of procurement capacity for each contracting station, the simplification and digitalisation of the procedures of central purchasing bodies, and the definition of the modalities for ensuring the interoperability and interconnectivity of data.
The provisions of the new code, in line with the NRRP and the guiding principles and criteria of the enabling act40, will allow the digitalisation of the entire public procurement process. A decisive role will be played, on the one hand, by the National Public Procurement Databank (Banca Dati Nazionale dei Contratti Pubblici), which will operate in connection with the digital e-procurement platforms used by the contracting authorities, and, on the other hand, by the Virtual File of the Economic Operator (Fascicolo virtuale dell’operatore economico) containing, for each economic operator, the data and information for the verification by the contracting authorities of the general and special requirements necessary to participate in the tender. All this will also guarantee the prevention of corruption and the recovery of transparency, traceability, participation and respect for legality.
Demand-side reform
In order to ensure that quality public works could be realised on time and respecting the budgeted costs, it was also necessary to proceed with a demand-side reform (PAs/contracting authorities). A new qualification mechanism for

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37 The Commission attributes this negative result to insufficient measures to monitor transparency, competition and quality of information in procurement. For more details see Chart A11.2 in the 2022 Country Report.
38 The text takes into account the opinions expressed by the Unified Conference and the relevant parliamentary committees.
39 M1C1 - 75 of the NRRP.
40 Italian Law No. 78 of 21 June 2022.

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contracting authorities, capable of certifying their suitability to carry out procurement procedures41, was made operational. The reform will allow contracting authorities to become more professional, thereby providing them with an incentive to aggregate, thus overcoming the current fragmentation. Qualification will be required to carry out procurement procedures for works above the EUR 500,000 threshold and procedures for services and supplies above the relevant EU threshold. The list of qualified entities will be managed by ANAC.
Among the measures also relevant to the NRRP, there is also the ‘liberalisation’ of sub-contracting, whose recourse will be entrusted, on a case-by-case basis, at the discretion of the contracting authority, which will no longer be subject to any pre-established qualitative and quantitative constraints.
In addition to what is strictly related to the implementation of the NRRP, with a view to simplifying and streamlining the administrative burdens relating to procurement procedures, the new Code also intervenes in other areas and phases of procurement, including design and the use of the so-called integrated procurement.
Action has also been taken with regard to so-called ‘below-threshold’ procurement, opting for the principle of freedom in the choice of awarding procedures, in line with what was already provided for in the so-called ‘COVID-19 simplifications’ decree42. In addition, a general preference for dividing contracts into lots43 was established, which thus became the standard rule in the execution of contracts, with the aim of favouring the participation in tenders of micro, small and medium-sized enterprises, including local ones.
Lastly, it is worth pointing out that the new Code will make it possible to create a fast track for the planning and design of strategic works and works of paramount national interest, in close synergy with the Regions44, as well as to encourage continuity of construction sites through the formulation of offers that are concretely sustainable from a financial point of view and the introduction of a compulsory price revision system on the basis of indices determined by ISTAT.
Facilitating access to credit for businesses
The expansion and diversification of financing channels
Expanding and diversifying the financing sources of businesses is important in order to make them more competitive and dynamic. The Italian capital market is clearly lagging behind the more developed financial markets, partly due to problems common to other EU countries and partly to domestic structural problems. The OECD in its Report ‘OECD Capital Market Review of Italy for 2020: Creating Growth Opportunities for Italian Companies and Savers’ had already highlighted some of the

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41 See article 63 of Italian Legislative Decree No. 36 of 31 March 2023 (‘Qualification of contracting authorities and central purchasing bodies’).
42 Italian Decree-Law No. 76 of 16 July 2020.
43 Article 58.
44 Article 39.

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weaknesses of the current Italian capital market system, urging policy makers to address them. Likewise, the European Commission in its 2022 Country Report pointed out that the Italian financial sector remains predominantly bank-based’ with a still slow development of non-banking channels.
Taking into account the market analysis contained in the Green Paper published in 2022 (The competitiveness of Italian financial markets in support of growth), the Government has intervened to develop the capital market in light of the fundamental role it plays in driving the growth of Italian economy.
Indeed, it is necessary to adopt initiatives that, on the one hand, remove regulatory and operational obstacles to market access for businesses and, on the other, stimulate, through the market, the channelling of investments towards businesses.
To this end, the Italian government adopted Decree-Law No. 25/2023, which introduced measures concerning the issuance and circulation of certain financial instruments in digital form and the simplification of FinTech experimentation, ensuring that European Regulation 2022/858 is fully operational in Italy.
The Council of Ministers45 has recently approved a draft law, related to the public finance manoeuvre, which contains measures aimed at simplifying a number of legal provisions that delay or reduce the access to capital markets, as well as the permanence thereof.
The Green Finance
The development of an efficient capital market is instrumental to Italy’s pursuit of European and international environmental sustainability goals. The investment required to achieve EU climate and energy targets has been estimated at around EUR 330 billion each year until 2030. The role of private finance will be fundamental in order to be able to direct resources towards activities supporting the ecological transition in Italy as well.
In this regard, in continuity with the MEF initiative ‘Sustainable finance and investments for the transition to a green economy’, launched in 2021, a project was approved last February, again in the framework of the European Commission’s Technical Support Instrument, concerning the implementation of the ‘Action Plan for Sustainable Finance’ with the aim of mobilising private capital towards climate neutrality goals by 2050. The aim is to take action to remove obstacles, including the lack of consistent, high-quality climate data and their limited availability. The project was approved in February 2023 and will be launched in the coming months.
The definition of a regulatory framework for sovereign green bonds allowed the Italian government to enter the green bond market for the first time in 2021 with the ‘BTP Green 2045’ bond, of which two tranches were issued for a total nominal value of EUR 13.5 billion. The first issue resulted in a total demand of EUR 80

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45 In April 2023.

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billion46. In September 2022, the MEF issued a new BTP Green Aprile 2035’ bond, through a syndicated placement, for a total of EUR 36 billion.
The MEF has also recently launched the Permanent Table for the Support of Sustainable Finance (Tavolo permanente per ii sostegno alla finanza sostenibile), which has selected the identification of data on climate and natural risks, sustainability reporting prepared by companies, and insurance protection for environmental and climate risks as priority work topics for 2023.
The rationalisation of public guarantee schemes
The process, already started during the pandemic, of rationalising public guarantee schemes as an incentive instrument for the provision of bank financing also continues.
As a result of the recently introduced recalibration47, resources amounting to approximately EUR 38 billion have been mobilised over the last two years, in addition to which, for the year 2023, a further EUR 44 billion is potentially expected to be authorised by budget law, within the maximum cumulative exposure limit set, for the current financial year, at EUR 150 billion. For the following years, a further strengthening and reinforcement of the intervention capacity is expected.
On the other hand, with regard to support for small and medium-sized enterprises, the instrument of guarantees issued by the Guarantee Fund for SMEs managed by MCC, continues to attract strong interest from operators in the sector. The interventions that occurred during the emergency period changed the regime, the conditions of access, and the percentages of coverage of the guarantee granted by the Fund, going from coverage percentages averaging between 50 and 70 percent before 2020, to coverage percentages between 90 and 100 percent during the peak of the pandemic emergency.
The need to ensure the financial sustainability of the Fund’s commitments, in the medium to long term, has guided the regulatory interventions of the last two years, aimed at progressively bringing the scheme back to standard operations.
The return perspective is therefore aimed at implementing a selective and proportionate approach.
Support for companies’ liquidity needs remains central, with a view to gradually shifting the axis of intervention from supporting financial requirements for working capital to investments in strategic assets and processes, particularly those instrumental to the green transition of industrial production.

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46 The allocation of proceeds is reported in the 2022 BTP Green Allocation and Impact Report, available on the MEF website.
47 With the recent reform of the internationalisation and export system, there has been a shift from a reinsurance scheme for the SACE S.p.A. portfolio to a co-insurance system for defined non- market risks, whereby the Government and SACE respectively take on 90 percent and 10 percent of the commitments arising from insurance activities.

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Promoting business competitiveness and competition for a more dynamic economy
In its 2022 Country Report, the European Commission identified among the causes of Italy’s weak productivity growth the presence of obstacles to competition and pointed out how in-depth reform action in this area could also contribute to the reduction of regional disparities and to the acceleration of the process leading to the green and digital transition.

The government agrees on the need to structurally address said obstacles to competition and has envisaged a wide range of reforms and actions, to be implemented by 2026, that aim to address the economic and social challenges identified in the 2022 CSRs.
Measures to support business competitiveness and competition include: a) the revision and rationalisation of the incentive system; b) the revision of the Italian Code of Industrial Property; c) the simplification of investment procedures; d) targeted regulations to foster competition in many sectors.
The Incentives Code
In 2021, the national incentive system recorded 229 interventions for central administrations and 1,753 for regional ones (1,982 in total) - 85 percent at the central administration level (24.1 billion) and 15 percent at the regional level (3.7 billion). Furthermore, according to the latest annual report on support measures for productive activities, in 2021 anti-Covid measures and energy subsidies increased the incentive ceiling to EUR 25 billion granted, an increase of 165 percent compared to 2020.
In order to rationalise current incentive policies and achieve the full efficiency of incentive measures, including tax incentives, a draft enabling act was recently approved by the Government to revise the system of business incentives48, which is a necessary step to promote Italian industrial policy.
The measure operates on three fronts: i) reorganisation and rationalisation of incentive measures, in light of the impact assessments that will be carried out; ii) coordination between central and regional administrations so as to prevent overlaps and waste; iii) simplification, clarity and accessibility through the incentive code, which contains the general rules that must be uniformly observed.
The interventions of the draft enabling act will be based on four guiding principles: i) Planning of interventions and indication of their duration, also multi-year; ii) Measurability of impact; iii) Reduction of the territorial gap as well as promotion of the reduction of the gender gap; iv) Increased digitalisation, greater simplicity of the incentive procedures and more effective coordination of already existing instruments, such as the National Register of State Aids (Registro nazionale degli aiuti di Stato, RNA) and the telematic platform ‘incentivi.gov.it’.

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48 Council of Ministers No. 22 of 23 February 2023.

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The protection of industrial property
The draft law for the revision of the Code of Industrial Property49, approved in the Council of Ministers on 1 December 2022, is part of the Strategic Plan for the Reform of the Industrial Property System (Piano strategico di riforma del sistema della proprietà industriale)50.
The intervention, which is part of the NRRP, but for which no funds have been allocated, is instrumental for the protection of industrial property, and is aimed at strengthening the technological and digital competitiveness of Italian companies and research centres.
Among the innovations introduced are, in particular, greater administrative simplification and digitalisation of procedures, temporary protection of designs and models at trade fairs, the possibility of postponing the payment of patent fees, granting protection from the date of submission of the application, the strengthening of preventive control over patent applications useful for the defence of Italy, and the strengthening of the protection of geographical indications and  designations of origin of products against counterfeits.
The aim is to promote a culture of innovation and tools for the defence of industrial property rights, which, through the protection of ideas and inventions, provide national companies with an important competitive advantage in the markets.
Procedural simplifications for investment
In order to encourage investment and business activity, it was deemed appropriate to work towards procedural simplification. In particular, the exercise of substitutive powers by the Ministry of Enterprises and Made in Italy is envisaged ‘in proceedings concerning investments for the national production system with a value exceeding EUR 25 million and with a significant impact on employment’, ‘initiated at the request of the company, body or public administration concerned’51.
To this end, a structure to support and protect the rights of enterprises is to be set up at the Ministry of Enterprises and Made in Italy. The structure, inter alia, will have the task of receiving reports from companies, of monitoring ‘the achievement of the objectives pursued, also with the aid of the Chambers of Commerce, Industry, Artisanship and Agriculture’, and will have to ensure ‘the publicity and transparency of its work, also through appropriate IT tools’.
Lastly, in the event of inaction or delays in the adoption of acts by the Ministry of Enterprises and Made in Italy, the Council of Ministers has substitutive power.

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49 Italian Legislative Decree No. 30 of 10 February 2005.
50 Action Plan on Intellectual Property for the years 2021-2023, adopted by the European Commission on 25 November 2020.
51 Article 30, Italian Decree-Law No. 50/2022 (‘Aiuti’ Decree), converted, with amendments, by Italian Law No. 91 of 15 July 2022, as amended by Article 10 of Italian Decree-Law No. 173/ 2022, converted, with amendments, by Italian Law No. 204 of 16 December 2022.

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The Annual Law for the Market and Competition
On the proposal of the Minister of Enterprises and Made in Italy, the Government examined the Annual Law for the Market and Competition 2022 during the Council of Ministers of 6 April 2023.
The examination of the measure, together with the approval, on 2 August 2022, of the 2021 Annual Law for the Market and Competition, is indicative of a virtuous practice that the Government intends to adopt aiming at the approval of annual laws for the market and competition, as provided for by the relevant regulatory framework (Article 47 of Law No. 99/2009).
Therefore, the draft law falls fully within the framework of the measures and interventions to implement the NRRP, in two ways. In the first place, the annual approval of a ‘law on competition’ is one of the commitments undertaken in the NRRP; secondly, the draft law in question contains specific provisions aimed at ensuring the achievement of a milestone relating to the strengthening and planning of the development of the national electricity network and the promotion of the use of so-called ‘smart meters’, in order to promote energy savings and the reduction of electricity prices. Again with a view to adapting to the obligations imposed by European Union law, it was also decided to tackle the long-standing issue of parking concessions for retail trade, establishing that they be assigned through public procedures, inspired by the principles of fairness and transparency, while safeguarding, however, the interests of the current concessionaires and the workers they employ. The draft law also provides for detailed rules aimed at fostering the diffusion of competition in more sectors by introducing simplification and pro-competitive measures in the field of commerce, promoting greater competition and choice in the pharmaceutical sector, and extending the tariff determination powers of the Regulatory Authority for Energy, Networks and Environment (ARERA) in the district heating sector, in order to facilitate the further diffusion of this technology and containing the relative prices. A regulation is introduced for the so-called cold ironing service, the valorisation of which constitutes an autonomous objective envisaged in the NRRP. Lastly, provisions are introduced to strengthen and rationalise the investigative and sanctioning powers attributed to the Italian Competition and Market Authority (AGCM), while at the same time strengthening the fundamental defence guarantees of the parties involved in the relevant proceedings52.
A very relevant and innovative aspect is that the provisions contained in the draft ‘Competition’ law do not provide for the downstream issuance of regulatory acts or acts of a general administrative nature for the purpose of their concrete effectiveness, guaranteeing their prompt implementation.

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52 It should be noted that the provisions in question have been partly taken from documents of the aforementioned independent administrative authorities, and, in particular, from reports issued by AGCM on 19 March 2021, ‘Proposte di riforma concorrenziale ai fini della legge annuale per il mercato e la concorrenza anno 2021’ (‘Competition reform proposals for the purposes of the annual market and competition law for the year 2021’) (AS1730), and on 31 March 2022, ‘Proposte di riforma concorrenziale relative ai settori dell’energia elettrica e del servizio idrico integrato ai fini della legge annuale per il mercato e la concorrenza anno 2022’ (‘Competition reform proposals relating to the electricity and integrated water service sectors for the purposes of the annual market and competition law for the year 2022’) (AS1824). In particular, the indications that were not included in the ‘competition law’ approved last year were incorporated, following verification of their continued relevance.

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Promoting employment with new active labour policies
The context of the European Pillar of Social Rights
Despite robust growth during 2022 and early 2023, Italy’s employment rate still appears insufficient to cope with a steadily ageing population. The employment rate in the 15-64 age group peaked at 60.8 percent in January 2023 - the latest available data - compared to the 59.1 percent level recorded in January 2020. However, compared to the European context, Italy lags far behind the other economies of the continent, with an employment rate gap of more than ten percentage points compared to the EU average and still far from the national target of 73 percent for the 20-64 age group set as part of the implementation plan of the European Pillar of Social Rights53. In addition to the employment rate, the social scoreboard54 of the Pillar has identified several challenges for Italy, in particular the high rate of youth unemployment, the marked gap in employment rates between men and women, the high share of young people not studying, not working and not engaged in training activities (the so-called NEETs), the high rate of early school leavers and the low share of university graduates among young people aged 25-34.
The low labour force participation rate - especially in some areas of the country and among some socio-demographic groups - and the still insufficient inclusiveness of the education and training system make it all the more necessary to strengthen the active labour market policy system, which plays a crucial role against the rapid changes linked to technological progress, digitalisation and climate objectives, as well as, as mentioned, the progressive ageing of the population. In addition to the still inadequate diffusion of skills among the working-age population, it should be recalled that the latest ANPAL-Unioncamere report showed a growing difficulty on the part of Italian entrepreneurs in finding the professional figures required to expand their companies and compete on the domestic and international markets.
With a view to fully implementing the principles of the European Pillar of Social Rights and to achieving the national targets on employment and adult training for 2030, a more effective and widespread dissemination of new skills in Italian society is the best guarantee for a fair, sustainable and inclusive green and digital transition. In this perspective, special attention must be paid to groups currently underrepresented in the labour market - young people and women, first and foremost - but also to the more fragile and vulnerable groups that risk being further penalised by the processes adjusting the economic fabric and the labour market to the new production models.

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54 The Action Plan for the Implementation of the European Pillar of Social Rights set three main targets for 2030 at the EU level: an employment rate for people aged 20 to 64 of at least 78 percent, an adult participation rate in training of at least 60 percent each year, and a decrease of at least 15 million in the number of people at risk of poverty or social exclusion, including at least 5 million children. Each country has set its own national targets to contribute to the achievement of the European targets. Italy has set the following targets: an employment rate for people aged 20 to 64 of at least 73 percent, an adult participation rate in training of at least 60 percent each year, a drop of at least 3.2 million in the number of people at risk of poverty or social exclusion.
55 The social scoreboard measures the progress made by EU member countries in pursuing the principles of the European Pillar of Social Rights. It is updated annually and published in the Joint Employment Report adopted by the European Council of Ministers for Employment in March.

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Filling the skill mismatch: the Italian National New Skills Plan
Many of the policy responses to the aforementioned challenges are found in the NRRP: with regard to labour and training policies within the context of the Next Generation EU, the National New Skills Plan (Piano Nazionale Nuove Competenze) provides a strategic coordination framework for the various intervention programmes and funding sources for qualification and retraining measures for young people and adults, employed and unemployed, aimed at increasing the level and quality of skills in the workforce, combating the so-called skill mismatch and encouraging the sustainable integration or reintegration of the inactive and unemployed into the labour market.
The Plan identifies the guiding National Programmes to orient future policies in relation to specific targets: i) the Garanzia per l’Occupabilità dei Lavoratori (Guarantee for the Employability of Workers, GOL) reform programme aimed at the unemployed and supported by an investment plan to strengthen the Public Employment Services; ii) the Programma di investimento nel Sistema Duale (Investment Programme in the Dual System); iii) the Fondo Nuove Competenze (New Skills Fund), aimed at promoting the training of workers, particularly those most exposed to the ecological and digital transition.
These reforms are complemented by the Piano nazionale per il contrasto al lavoro sommerso (National Plan to Combat Undeclared Work).
The reform of active policies implemented through the GOL programme aims to involve at least 3 million jobseekers in support programmes by 2025 and to provide at least 800,000 of them with targeted training courses (with at least 300,000 beneficiaries to receive digital training). The intermediate targets achieved so far by the programme are higher than what was agreed with the European Commission: as of December 2022, the GOL programme has already reached 709,127 individuals (compared to the planned 300,000) with the related signing of an individualised pact, following an assessment and profiling service55.
Of the individuals reached, 85 percent fall into the so-called vulnerable categories. Of the persons reached, 363,532 were immediately admitted into labour market insertion pathways and 320,122 into training pathways, 25,473 into work and social inclusion pathways56. The complementary measures envisaged in the plan are also fully implemented and all the regions have adopted their own Piano di potenziamento dei Centri per l’impiego (Plan for strengthening employment centres).
Other Initiatives
Among the complementary measures to the NRRP, there is the adoption of the Italian report on the referencing of titles and qualifications to the European Framework - EQF for the full implementation of a national system of certification of skills acquired in formal, non-formal and informal contexts, also in support of the individual’s right to lifelong learning. Lastly, within the framework of active

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55 As of 31January 2023, the number of beneficiaries reached by the programme increased to 827,453.
56 Respectively 173,522 for updating and 128,244 for redevelopment.

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policies, there is the contribution relief for new hirings or forms of support for the self-employed. With the 2023 Budget Law, economic incentives for hiring people aged up to 36 years or women in special conditions were increased and a new facility was established for private employers hiring citizenship income recipients.
Policies for demographic development and the family
The demographic framework and its challenges
The 2022 Country Report identifies demographic decline as one of the biggest challenges that Italy will have to face in the years to come. Indeed, the country is characterised not only by a low birth rate and an increasing rise in the average age of the population, but also by high emigration trends and marked regional disparities.
The most recent ISTAT data on Italian demography confirm a worrying picture: in 2021, there were 400,249 new births in Italy, a drop of 1.1 percent compared to 2020 and 30.6 percent compared to 2008 (over -176,000). In 2022, there was a further drop of about 8,000 units compared to 2021 (-1.9 percent), for a total estimated provisional figure of 392,598 new births57. The average number of children per woman of childbearing age in 2021 is 1.25, down from 1.44 in 2010.
The scenario forecast by ISTAT58 predicts a loss of 1.3 million Italians by 2030 (compared to 59.2 million at the beginning of 2021); the number of residents would progressively decrease in the following years, reaching 47.7 million in 2070. A significant change in the distribution by age group is also expected: the reduction in the resident population (-11.5 million) is substantially concentrated in the 20-64 age group (-10.8 million), in addition to the reduction in the population aged 0-14 years (-2.1 million) and that aged 15-19 years (-0.9 million), against an increase in the population aged 65 and over (+2.3 million). On the other hand, the population over 65 years of age will reach its relative peak in 2050 with an increase, compared to 2021, of more than 4.9 million persons against an overall reduction in the resident population in 2050 of 5.1 million persons. The old-age dependency ratio by 2050 is expected to be around 65 percent, an increase of 28 percentage points compared to 2021.
The universal single allowance and other lines of intervention and reform
The attention to demographic issues is reflected in various lines of reform aimed at creating a socio-economic and cultural context in favour of the family and motherhood.
Among the main interventions of the 2023 Budget Law are: the increased value of the single allowance in relation to number of dependent children; the

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57 Demographic dynamics, year 2022, ISTAT, 20 March 2023 - https://www.istat.it/it/files//2023/03/Dinamica-demografica2022.pdf
58 ISTAT demographic forecasts, median scenario, 2021 base, ISTAT, 22 August 2022, (https://www.istat.it/it/files//2022/09/REPORT-PREVISIONI-DEMOGRAFICHE-2021.pdf).

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stabilisation of support for families with disabled children; the increase in parental leave for mothers and fathers; the reduction of VAT on products for early childhood; reduced tax payments for young people and women; subsidised mortgages for the purchase of a first home; the carta risparmio initiative and the reddito alimentare support.

The universal single allowance was introduced at the end of 202159 with the aim of boosting birth rates and supporting parents while rationalising, simplifying and strengthening the complex family support system previously in force. In the first ten months of its application (March-December 2022), the economic benefit reached an average of 5.65 million monthly applicants, benefiting an average of 9.06 million children with an average monthly amount of EUR 143 per child. The total amount disbursed by the state in 2022 amounted to approximately EUR 12,900 million over ten months.
The 2023 Budget Law introduced important changes to the single allowance, as well as revaluing both the amounts and the ISEE thresholds. From January 2023, a 50 percent increase is foreseen for households with children under one year of age and for households with three or more children for each child between one and three years of age, in the case of ISEE levels up to EUR 40,000. In addition, a 50 percent increase is envisaged in the monthly allowance recognised for households with four or more children; finally, the increases in the single allowance for each dependent disabled child, with no age limit, have been confirmed and made structural.
Within the framework of compliance with public finance objectives and budget balances, measures are being studied to increase the base amounts of the single allowance, to help families with newborn children and large families, and to overcome certain critical issues that emerged after the first year of application of the benefit.
In order to support maternity and paternity, the Government will put forward interventions to ensure an adequate support system for the different work, economic and family-related needs associated with maternity and paternity, such as measures to. strengthen childcare services, promote initiatives to reconcile work-family time and increase parental leave, also by implementing Italian Law No. 32 of 2022 (Family Act). To this end, the last Budget Law provided for an increase in the amount of the parental leave allowance for one month (from 30 percent to 80 percent), to be used within the sixth year of the child’s life, or within the sixth year of the child’s joining the family unit in the case of adoption or fostering, to be used alternately by the parents. Again to support family-work reconciliation, the Government intends to encourage the diffusion of support centres and services at the various stages of family life and to support parental choices. In this framework, it is deemed necessary to work both on work-life balance and on greater participation of women and mothers especially in the labour market.

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59 Italian Legislative Decree No. 230 of 21 December 2021.

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The school and university system as a driving force for economic and social development
The Italian context in the OECD framework
Access to a quality education system guarantees better job opportunities and a better quality of life and is reflected throughout society in terms of economic development and value creation.
As highlighted in the latest ‘Education at a glance’ OECD Report60 Italy still lags behind in terms of education levels, which have grown more slowly than the OECD average over the past 20 years. ISTAT confirms this picture, stating that in 2021 the share of the population aged 25-64 with at least upper secondary education - the main indicator of a country’s educational level - amounted to 62.7 percent, against an EU average of 79.3 percent61. The phenomenon of early school leavers also remains a significant problem: despite the progress made in recent years, in fact, in 2021 the share of young people aged between 18 and 24 with at most a lower secondary qualification and no longer in education or training - the so-called ELETs (Early Leavers from Education and Training) - was estimated at 12.7 percent. The percentage of graduates in the 25-64 age group is also lower than the European average (20 percent compared to 33.4 percent in the EU). Holding a tertiary education qualification is considered a fundamental objective for a ‘knowledge society’ and in this respect Italy is still far from the 40 percent benchmark set by the Europe 2020 Strategy. According to Eurostat data62, in 2021 in Italy only 28.3 percent of young people aged between 25 and 34 will have a tertiary degree, against a European average of 41.2 percent.

This is a gap that absolutely must be closed, together with the skill mismatch, the incidence of which in Italy is higher than the OECD average63. According to OECD statistics, in 2019 in Italy the field-of-study mismatch stood at 37 percent and the qualification mismatch at 38.5 percent, against an OECD average of 31.7 and 34.4 percent respectively. In order to reduce both gaps, action must be taken on two fronts: access and the right to study; guidance and integration into the labour market.
Reforming the system towards a school of all and for all.
In the pandemic and post-pandemic scenario, the Italian school system has put in an extraordinary resilience and innovation effort also thanks to the launch of a major reform programme under the NRRP. Consistent with the CSRs of recent years, six reforms have been launched to put the school system at the centre of the country’s growth, fully integrating it into the European dimension: the

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60 Published last October.
61 Report sui livelli di istruzione e ritorni occupazionali - year 2021 published on 25 October 2022.
62 Education and training monitoring 2021.
63 Based on OECD statistics, in 2019 in Italy the field-of-study mismatch stood at 37 percent and the qualification mismatch at 38.5 percent, compared to an OECD average of 31.7 and 34.4 percent respectively.

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reorganisation of the school system, the training of personnel, the recruitment and career development procedures, the new guidance system, the reorganisation of technical and professional institutes, and the development of tertiary vocational training with the strengthening of the Istituti Tecnologici Superiori (ITS Academy).

Alongside the reforms, ten investment lines are being implemented, amounting to over EUR 18 billion. They address school building infrastructures (new schools, kindergartens and nursery schools, canteens to promote full-time education, sports facilities, building safety), the setting up of innovative learning environments with digital learning tools and training laboratories for the digital professions of the future, as well as the development of teachers’ and students’ skills64.
The objective is to create ‘a school for all and of all’, reducing territorial disparities of learning outcomes in order to foster the full academic inclusion of students with greater fragility, combating the phenomenon of early school leaving, thanks also to the activation of tools aimed at extending full-time education to a larger number of schools and to mentoring, tutoring and customised guidance programmes and initiatives. By opening schools in the afternoon, it is also possible to strengthen the role of schools within their territories. The implementation of the new ERDF-FSE+ 2021-2027 ‘School and Skills’ National Programme, approved by the European Commission in December 2022, will also contribute to this objective.

In this context, effective actions are also planned to relaunch physical activity and sport education in schools65. The aim is to implement measures to combat bullying and cyberbullying, providing students with safe and suitable learning spaces.

In order to allow greater customisation of students’ learning processes, laboratory activities have been implemented through investment in innovative facilities and the dissemination of new teaching practices, including through the use of information and communication technologies and support for the development of didactic orientation, within the framework of the `Scuola 4.0’ Plan.
Thanks to REACT-EU resources, the conditions for adapting school spaces to new learning activities have already been created with structured cabling and the setting up of local networks in all school buildings, which are now reached by ultra-wideband Internet thanks to the ‘Connected Schools’ plan, and the digitalisation of education and of administrative secretariats.
Strengthening lab activities and career guidance programmes in schools is crucial.

With the adoption of the reform envisaged by the NRRP on career guidance and the approval of the relevant guidelines, it becomes absolutely necessary to

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64 Mentoring, guidance, training to reduce early school leaving and territorial gaps in education, strengthening training pathways for access to STEM careers and promoting multilingualism, strengthening tertiary vocational training, and digital transition training programmes for all school staff.
65 Improving sports facilities in schools and teaching sports disciplines as early as primary school.

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undertake systematic guidance actions in lower and upper secondary schools, also by means of a tutor teacher. Bringing together the school system, the university system and the labour market encourages students to consciously choose to continue their education or further vocational training, and counteracts the phenomenon of early school leaving and the increase in NEETs. In this context, it is also necessary to strengthen skills in STEM disciplines in schools of all levels in order to grow the scientific culture and forma mentis necessary for a different approach to the development of computational thinking.

Another strong point of the current strategy is the reform of technical and vocational education through the creation of flexible curricula, articulated in learning programmes and training experiences that are consistent with the actual jobs available in the territories in which the individual educational institutions are based.

Lastly, one of the strategic objectives of the NRRP concerns the tertiary vocational training system with particular reference to the reform of Higher Technical Institutes (ITS) in order to increase the number of enrolled students and tertiary training graduates, strengthening the connection between school-based training and professional opportunities. In this context is also included the promotion of the reform of the school work ‘alternance’ system, with a view also to the introduction of greater safety guarantees to protect the students involved.
Strengthening the university system: inclusion, meritocracy, integration into the labour market
School and university are two essential and complementary assets of the same strategy, which is to put knowledge and merit back at the centre of the country’s growth.
The NRRP contains a number of projects aimed at improving university supply, strengthening doctorates and research, as well as promoting equal opportunities in education, reducing regional disparities, strengthening digital technologies and fighting the gender gap. Social inclusion, employment and reintegration are in fact among the priority objectives of the NRRP. It is therefore crucial, as already mentioned, to increase the involvement of businesses and stimulate applied research.
Furthermore, in line with European standards, it is necessary to increase the number of young people entering the higher education system and obtaining a degree and doctorate. Around EUR 400 million have recently been earmarked for innovative doctorates66, 40 percent of which are earmarked for universities in the south of Italy.

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64 Most recently, MUR Ministerial Decree No. 117 of 2 March 2023.

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Meritocracy requires resources and planning: implementing the NRRP67, the 2023 Budget Law raises by EUR 250 million for each of the years 2024 and 2025 the State Supplementary Fund (Fondo integrativo statale, FIS) for the granting of scholarships for university and AFAM students68.

With regard to the creation of new university housing structures, in order to significantly reduce the country’s gap with respect to the EU average69, a University Housing Fund70 has been set up and participation in the financing will also be opened to private investors. The first calls for 7500 places were published and finalised to meet the deadline with the European Commission of December 2022. Additional resources for university housing were allocated in the 2023 Budget Law.
Interventions on the university education system also include policies aimed at ensuring rapid entry into the labour market, such as the reform of qualifying degrees, degree classes and PhD programs.
Of particular importance in this context is the reform of the system to access medical and surgical degree programs which have an admission test, aimed at achieving a more effective and, above all, sustainable access system.
Research and innovation for economic and social progress
The context and its challenges.
The 2022 edition of the European Innovation Scoreboard ranks Italy among the ‘moderate innovators’, noting that the country’s performance over the 2015-2022 period improved at a faster rate than the EU average (17.4 percent compared to an average of 9.9). In fact, in 2022, Italy scored 91.6 percent, which is higher than the average for the moderate innovator category (at 89.7 percent).

The Scoreboard identifies among Italy’s strengths resource productivity, the presence of business process innovators and government support for R&D activities while the share of the population with tertiary education, the level of private sector R&D spending and venture capital expenditures represent some of the country’s major weaknesses.
The Italian government intends to use a significant portion of the resources allocated in the NRRP and other available instruments to close these gaps.

As already outlined in the 2022 NRRP, Component 2 ‘From Research to Enterprise’ of Mission 4 ‘Education and Research’ of the NRRP fits into the path outlined by the National Research Programme, allocating about EUR 11.4 billion for

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67 M4C1 - Investment 1.7: Scholarships for access to university.
68 Note the increase of EUR 1 million per year, from 2023, in the funds of AFAM institutions, for initiatives and services to benefit students with disabilities.
69 Students supported in Italy account for 3 percent of the total compared to the 8 percent recorded in the EU.
70 Article 25 of Italian Decree-Law No. 144 of 23 September 2022, converted, with amendments, by Italian Law No. 175 of 17 November 2022.

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a series of investments to be made between 2022 and 2026. The objectives are to strengthen research, disseminate innovative models for basic and applied research, support innovation centres, technology transfer, and strengthen capital research infrastructure and innovation support skills.
The implementation phase of the initiated projects will require, in the course of 2023, timely quantitative and qualitative monitoring, as well as the definition of criteria and key performance indicators (KPIs) for their medium- to long-term economic and financial sustainability, with greater involvement of businesses.
Current projects: infrastructures for research and strengthening doctoral programs
Among the projects being implemented is the investment related to the `Fund for the Implementation of an Integrated Research and Innovation Infrastructure System’, which aims to build infrastructure to ensure the transfer into the economy of knowledge developed in high-quality research institutions, stimulating innovation. After completion of the bidding process in 2022, it is expected to hire 30 research managers, and fund at least 30 infrastructures by June 2023.
The investment on IPCEIs (Important Projects of Common European Interest) is also aimed at increasing the endowment of the relevant fund to finance companies and research centres for projects on development, innovation and industrial production, including in collaboration with European centres and companies. After the achievement of the milestones in 2021 and 2022, the government is working to publish by next June the list of those who will have access to the fund.
Another goal to be achieved by the end of the year concerns the awarding of more than 3,000 research projects of national interest (PRINs) to be funded by the National Research Programme (NRP) fund.
Among the most dynamic initiatives for strengthening the link between the research system and the industrial fabric are innovative doctorates responding to the innovation needs of companies, and incentives for companies to hire researchers71. Specifically, 5,000 doctoral fellowships are to be activated for 3 years with private co-funding and an incentive for companies to hire 20,000 research fellows or researchers. The MUR has recently72 launched the second phase of implementation, through the awarding, for the a.y. 2023/2024, of 13,292 doctoral fellowships.

The main changes from the first phase of implementation include: broadening the definition of an enterprise, expanding the type of doctoral programmes that can be activated, and the matching platform between enterprises and universities with the aim of increasing the spread of awareness of this important opportunity in the business system.

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71 M4C2-I.3.3-3 of the NRRP
72 M.D. 117/2023.

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Enhancing the processes of internationalisation and evaluation
The government’s strategy for strengthening research and innovation requires, in line with European standards, that all ongoing investments be accompanied by specific attention to internationalisation and evaluation processes, also in line with what the EU Council reiterated in its `Recommendation on a Pact for Research and Innovation in Europe’ dated 19 November 2021.
This project includes the support for the activities of young researchers, along the lines of the European Research Council, Marie Skłodowska-Curie Individual Fellowship and Seal of Excellence calls for application, with interventions to enhance the research system within development and innovation processes, which are also linked to the further implementation of the Italian Fund for Science and the Italian Fund for Applied Science.
The commitment on internationalisation covers, among other things, European university alliances, simplification of degree recognition, and the investment of scientific diplomacy to expand the educational offerings of Italian universities delivered abroad. Activities within the framework of the European Innovation Council to identify and accompany Italian start-ups able to participate in European programs, especially for those active in green and digital transition value chains.
The internationalisation of the university system also includes measures to strengthen participation in international research infrastructures, starting with the Einstein Telescope, the next-generation observatory on gravitational waves.

Among the initiatives going beyond the boundaries of the NRRP, it is noteworthy that the 2021-2027 National Research Programme (NRP) is being updated.
For 2023, the Plan will focus on the topic of evaluation, with the establishment of a permanent Data Core at the General Secretariat of the Ministry for Universities and Research to coordinate and strengthen economic and statistical analysis, study and research activities aimed at evaluating the impact of public policies and investments. The MUR is also engaged in the development of the Guidelines for the `Evaluation of Research Quality’ VQR 2020-2024 procedure, in close cooperation with the National Agency for the Evaluation of the University and Research System (Agenzia nazionale per la valutazione del sistema universitario e della Ricerca, ANVUR) to make the evaluation processes more effective and rapid. In fact, a comprehensive analysis of the use of public resources allocated to scientific and technological research (basic and applied, in line with the country’s industrial policy), with close inter-ministerial collaboration, can make it possible to assess the areas in which the attraction of private sector funding is needed, as well as contribute to improving Italy’s international positioning.
Research support for emerging technologies
Finally, it is worth mentioning that in order to combine the scientific expertise of universities and research institutions with the needs of businesses, the government is promoting nationwide the implementation of research projects related to emerging technologies, such as, for example, blockchain, artificial

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intelligence (Al), Internet of things (loT), augmented and virtual reality, through the use and development of ultrafast mobile networks (5G).
In particular, under the umbrella of the `5G Emerging Technology Support Program’, the `Emerging Technology Houses’ have been established in the country as early as 2019 to support research and experimentation projects, contribute to the creation of startups, and foster technology transfer to SMEs73. Recently, the measure has been refinanced with EUR 350 million, in order to enhance its thematic and territorial extension, and encourage the provision of advanced and innovative technological services to enterprises, focused on technologies and production specialisations of excellence.
The ecological and energy transition
The governments action in the environmental and energy field for 2023 and the three-year period 2023-2025 is part of a national and international project that calls for an acceleration of the decarbonisation process, while at the same time limiting the negative impact of high energy prices on household budgets, especially the most fragile ones. With this in mind, the government has approved a decree-law that extends many of the previously planned measures, confirming, in particular, the social electricity and gas bonus granted to economically disadvantaged domestic customers and those with serious health conditions. It also provides from 1 October through 31 December 2023, a monthly subsidy to household customers if the price of gas exceeds specific thresholds.
At the same time, it is necessary to implement actions to ensure the competitiveness of Italian companies, both globally and in the European context.
In this respect, the NRRP represents the first decisive impetus for the start of a major ecological transition process, guaranteeing an absolute volume of investments, bound to a tight timetable ending in 2026.

It should be noted that the government has allocated to the Ministry of Environment and Energy Security (MASE) a total of more than EUR 39.3 billion broken down into 26 investments and 12 reforms, including resources from the Complementary National Programme (Programma Nazionale Complementare, CNP) in addition to the largest share of milestones and European targets of the Italian NRRP until 30 June 2026. Proposals for a partial revision of the NRRP are being developed, mainly focused on adjusting milestones and targets to the changed socio-economic and market situation, in view of much higher levels of inflation than expected at the planning stage, and shortages of raw materials. The proposed revisions also aim to improve the reporting process through clearer targeting of descriptions of goals and objectives. The new REPowerEU chapter of the NRRP is also being developed, which will strengthen the interventions needed to reduce

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73 For 2022, by a resolution dated 28 December 2022, the following proposals were eligible for funding from the Houses of technology (Case della tecnologia): 1) Bologna; 2) Naples; 3) Taranto; 4) Genoa; 5) Pesaro; 6) Cagliari; 7) Campobasso. In past years, the following ones have been funded: 1) Matera (pilot project), 2) Turin, 3) Rome, 4) Bari, 5) Prato and 6) L’Aquila.

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dependence on natural gas imports and accelerate the energy transition, as will be discussed in more detail in Chapter V.

Further, important contributions to the activities undertaken by the government to achieve its decarbonisation goals will come from the integration of the NRRP with the implementation of additional plans and strategies of national interest, such as the National Integrated Energy and Climate Plan (Piano nazionale integrato per l’energia e il clima, PNIEC), currently being revised in light of the new European targets of the ‘Fit for 55’ package , the Air Pollution Control Programme (Programma di controllo dell’inquinamento atmosferico, PNCIA), the National Strategy for the Circular Economy (Strategia nazionale per l’economia circolare, SEC), the National Waste Management Programme (Programma Nazionale di Gestione dei Rifiuti, NPNGRWMP), the National Biodiversity Strategy, and the National Strategy for Sustainable Development (Strategia Nazionale per lo Sviluppo Sostenibile, SNSvS).
Energy policies
The national energy policy is aimed at achieving the targets of decarbonisation by 2030 and climate neutrality by 2050 through high levels of energy independence, based on a path of exponential growth of renewable sources and strong promotion of energy conservation and efficiency.
Methane gas represents, at this `transition’ stage, the cleanest fossil energy carrier. During 2022, Italy pursued the strategy of diversifying its sources of supply, made even more pressing in light of the war in Ukraine, and at the same time, upgraded its transportation and storage infrastructure. In addition, agreements have been signed with several countries to secure more imports in the form of LNG, as well as other initiatives to reach the 90 percent storage fill level.
Italy is also engaged in the implementation of major infrastructure projects -national and cross-border- both in hydrogen transport (such as the Hydrogen Backbone with Germany and Austria) and in carbon dioxide capture, transport, and storage (Regional CCS Plan in the Mediterranean Basin together with France and Greece).
On the domestic supply front, measures have been taken able to increase domestic gas production by 2 billion cubic meters per year in the immediate future.
With regard to electricity infrastructure, Italy intends to develop new power lines and upgrade existing ones to ensure the elimination of bottlenecks in the grid and the integration of renewables into the grids.
In order to foster the green transition, it is essential in this context to encourage the conversion of oil refineries and their deposits into biorefineries.
The decarbonisation process undertaken will be based on a dual strategy. The first involves the adoption of active energy demand reduction policies aimed at encouraging energy efficiency. To address the main energy-environmental challenges to be reached by 2030 and 2050 related to the civil sector, a comprehensive reform of tax deductions for residential building upgrades will be initiated, and incentives in favour of the tertiary sector, both public and private, will be enhanced. These measures will, therefore, be accompanied by appropriate

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financial instruments, including the National Energy Efficiency Fund and the Kyoto Fund, which will be enhanced for the purpose.
The second strategy, on the other hand, is based on the differentiation of energy sources by prioritising, including through specific incentive policies, the development of renewables, biofuels, biomethane and hydrogen.

Regarding renewable sources, first, it is the government’s intention to quickly and fully implement the legislative decree74 which transposed the European Directive on the use of energy from renewable sources, through the definition of criteria for the identification by the Regions and Autonomous Provinces of areas suitable for the installation of plants.
At the national level, it is a priority to complete the work on the decree-law FER2, which regulates incentives for sources and technologies that are not yet fully mature or have high operating costs, such as geothermal, thermodynamic solar, and biogas, while also intervening with a new FER decree to continue incentives for more mature technologies with low fixed costs or at least likely to be significantly reduced, such as wind and solar. In this regard, the implementation of the proxy granted to the government by the latest annual competition law offers an important opportunity for regulatory reorganisation and simplification in the field of renewables.

The government also plans to support technology from the agrivoltaics, which, like biomethane production plants, can be an important alternative to natural gas in the national energy mix. With the projects included in the NRRP dedicated to the development of the Agrisolar Park (EUR 1.5 billion), agribusiness logistics (EUR 800 million) and system mechanisation (EUR 500 million), the aim is to focus on the gradual increase in the use of renewable energy in the agricultural sector as well, and the simultaneous reduction of the emission impact.

Finally, for energy communities, whose development at the local level will also be fostered thanks to significant resources from the NRRP (EUR 2.2 billion), the public consultation on the content of the incentive decree, which will be issued soon, has been concluded.

Decarbonisation policy will get a major boost at the European and national levels from the development of sustainable mobility. The transport sector will have to make an important contribution to the achievement of the “Fit for 55” targets through the use of all the technological solutions that research and the market will make available, from electric, with the relevant charging stations to be made capillary throughout the country, to hydrogen and biofuels.
The review of key energy and climate policy documents, such as the PNIEC and the Long-Term Strategy on Greenhouse Gas Reduction, will be of great importance. The new PNIEC, to be submitted in its draft version by Italy to the Commission by

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74 Italian Legislative Decree No. 199 of 8 November 2021.

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30 June 2023 (the final version is due in June 2024), will be prepared in light of the new European climate and energy targets arising from the ‘Fit for 55’ package and in line with the REPowerEU. To the extent possible, as urged by the Commission itself, the background analysis needed to develop social climate plans (which indicate how to use Social Climate Fund revenues) should be prepared in the PNIEC update

In addition, the government intends to increase consumers’ awareness of the possibilities and opportunities offered by the market by making available new information tools and adopting the decrees for the maintenance of competitive conditions in the phase of overcoming the regime of greater protection. Likewise, opportunities for self-generation, individually or collectively or in the form of renewable energy communities, will be promoted. In the energy sales sector, the implementation of seller lists based on new requirements will qualify the sector and provide more consumer confidence in the market. In addition, the definition of the National Energy Poverty Strategy (Strategia Nazionale per la Povertà Energetica) will be initiated through the operation of the recently established National Observatory.
Strong investment in research and development is needed: priority will be given to the development of technologies for electrification of consumption, energy efficiency of industrial processes and products, and energy upgrading of buildings, including through the support of research carried out by the company Ricerca Sistema energetico (RSE) and ENEA.
Special attention will also be paid to the development of green hydrogen and biomethane.

With regard to hydrogen, the creation of a national industrial supply chain (electrolysers and supporting components) is being finalised in implementation of the NRRP, while the definition of a tariff mechanism is being initiated, in addition to the decree on the relief of system charges for renewable plants serving renewable hydrogen production. In addition, by 2023, the first subsidies will be granted under the NRRP measures aimed at promoting ‘Hydrogen Valley’ and the use of low-carbon hydrogen in so-called hard-to-abate industrial sectors.
In addition, Italy’s participation in the development of nuclear fusion technologies under the International Thermonuclear Experimental Reactor (ITER) Programme and the European Eurofusion Programme will continue; likewise, the scientific oversight in the field of fourth-generation nuclear power plants and Small Modular Reactors (SMRs) will be enhanced; the effort to provide efficient and safe solutions to radioactive waste issues will continue, thanks also to the contribution of the Società Gestione Impianti Nucleari (SOGIN).
At the same time, as far as research is concerned, attention needs to be paid to the impacts of programs under the MASE’s purview such as the National Electricity System Research Plan 2022-2024 and the Mission Innovation programme, in which public research plays a very important role.
Finally, greater efforts will be devoted to supporting innovation and technology transfer to enterprises of research results, so that those domestic industrial supply

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chains in the green sector, capable of competing in international markets, are further developed and strengthened.
Policies for the circular economy
Medium-term challenges to achieving sustainable competitiveness come through the implementation of the National Circular Economy Strategy. Global and European goals set by 2030 and 2050 (e.g., Sustainable Development Goals, Paris Agreement goals, European Green Deal) aim for a progressive and complete decarbonisation of the system (‘Net-Zero’) and to strengthen the adoption of circular economy solutions to protect nature and biodiversity and ensure a fair, healthy and environmentally friendly food system. In order to give legal force to these goals, moreover, the European Climate Law75 came into force on 29 July 2021, which `provides for the binding goal of climate neutrality in the Union by 2050’ and `sets forth a framework for making progress in the pursuit of the global adaptation goal’. As pointed out earlier, the so-called ‘Fit for 55’ package, i.e., the set of legislative proposals needed to achieve the -55 percent net greenhouse gas emission reduction target by 2030 and put the Union on the right trajectory for achieving climate neutrality by 2050, is currently under discussion.
In March 2020, the European Commission proposed the first package of measures to accelerate the transition to a circular economy, in line with what was announced in the related Action Plan. Proposals include enhancing sustainable products, empowering consumers toward the green transition, revising the building materials regulation, and a strategy on sustainable textiles.
In Italy, the National Strategy for the Circular Economy, approved last June, aims to: (i) create conditions for a market for secondary raw materials to replace traditional raw materials; (ii) strengthen and consolidate the principle of Extended Producer Responsibility; (iii) develop taxation favourable to the transition to the circular economy; (iv) strengthen actions aimed at circularity from the source; (v) develop and disseminate methods and models for assessing the life cycle of products and waste management systems and their overall environmental effects; (vi) improve the traceability of waste streams; and (vii) educate and build skills in the public and private sectors on the circular economy as a driver of youth and female employment development76.
The National Waste Management Programme
A key role of the Strategy is played by the National Waste Management Programme (PNGR)77, which was approved in the second half of 2022 with a time horizon reaching 2026. The PNGR is included in the NRRP as one of the key reforms of the circular economy mission. The goal is to close the plant gap, increase the rate of separate collection and recycling in order to develop new supply chains of

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75 EEC/EU Regulation No. 1119 of 30 June, 2021.
76 M.D. No. 259 of 24 June 2022.
77 Decree No. 257 of 24 June 2022 approved the National Waste Management Programme, referred to in Art. 198-bis of Italian Legislative decree No. 152/2006, valid for the years 2022 to 2028.

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secondary raw materials from the waste cycle to replace traditional ones, and contribute to the energy transition. This is a reform that should accompany and support the NRRP’s two investments for the circular economy, one of EUR 1.5 billion and the other of EUR 600 billion (the business lines of which are almost all already being closed).

Regions and autonomous provinces will then be required to approve or adjust their regional waste management plans within 18 months of the publication of the final PNGR. The PNGR targets focus on increasing the rate of separate collection, reducing the number of irregular landfills, and reducing the rate of landfilling of municipal waste to below 10 percent by 2035. The Programme indicates the need for regional adoption of planning based on careful quantification of waste streams and identifies the Life Cycle Assessment (LCA) methodology as a key tool. Important outcome in this context is the issue of critical raw materials in order to reduce foreign dependence and identify alternative domestic supply chains.
The modernisation and construction of new recycling plants will have the main objective of bridging the territorial gap between North Centre-South by implementing and digitising separate waste collection and implementing the new waste traceability system (RENTRI).
In particular, it is intended to incentivise recycling activities and the use of secondary raw materials, supporting municipalities economically in improving separate collection processes and waste promotion, and to implement the reform of the Extended Producer Responsibility system. The full use of the tools of Minimum Environmental Criteria in public procurement and the End of Waste regulation for the development of a circular market, with particular reference to the construction, textile, WEEE (Waste Electrical and Electronic Equipment) and plastics supply chains, will be ensured. With reference to the plastics sector, as part of the Circular Economy Strategy, a full-fledged national strategy is being defined to ensure that European recycling targets are met78. Landfilling will also be disincentivised through a suitable revision of the taxation system.
Sustainable mobility for climate neutrality and social inclusion
The 2022 Country Report recognises the positive developments carried out by Italy in the field of sustainable transport, highlighting the wide scope for improvement still to be achieved in this area. Among other things, the transport sector will have to contribute substantially to achieving the targets set out in the “Fit for 55” package, which will enable the European Union to reduce its net greenhouse gas emissions by at least 55 percent by 2030 compared to 1990 levels, and achieve climate neutrality in 2050. Enhancing sustainable mobility may also make a valuable contribution in terms of reducing social and regional disparities.

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75 The tax credit for the purchase of recycled materials from separate waste collection or the expected refinancing for the Experimental Programme ‘Mangiaplastica’ should me mentioned.

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Fully consistent with these assumptions, CSRs 2022 again reminds us of the importance of promoting investment in sustainable mobility79.
The government is fully in tune with European guidelines, and intends to use all technological solutions that research and the market will make available, from electric to hydrogen to biofuels.
In Italy, the transportation sector contributes more than 30 percent of total CO2 emissions, and has an even greater weight when other pollutants are considered. In this context, the main challenge is the mitigation of impacts in road mobility, particularly suburban mobility, which accounts for about 70 percent of the sector’s total emissions (compared with 30 percent in the urban sector). Significant is the contribution of freight transport, particularly `heavy goods’, which overall produce 30 percent of total emissions.
The country is therefore committed to fostering a modal shift in favour of public transport, supporting an increase in supply, both in terms of new connection opportunities (particularly with reference to medium and long rail routes in the north-south and east-west directions) and in terms of vehicle fleets, favouring zero-emission technological solutions.
Through the NRRP, the government is committed to the further development of rail infrastructure with investments that will involve both the construction of new HS and high-capacity lines (particularly in the South) and the upgrading and electrification of existing lines. Projects scheduled for the end of 2022 and duly started include the awarding of contracts for the development of the European Rail Traffic Management System and those for the construction of high-speed rail on the Naples-Bari and Palermo-Catania lines.
Investing in local transport for sustainable and smart mobility
For local public transport, investments concern both the construction of new infrastructure for mass rapid transport and the revamping of the fleet. In addition to the goals already achieved80, some deadlines are set for the coming months. For example, by June 2023, contracts are scheduled to be awarded to renew the bus fleet with environmentally friendly vehicles, and the train fleet with alternative propulsion vehicles.
In this context, also in line with the Communication `Strategy for Sustainable and Intelligent Mobility’, it is highlighted that the progressive decarbonisation path of public and especially private transport must necessarily be accompanied by the implementation of a geographically well-distributed global network of charging and refuelling infrastructure.

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79 The 2020 CSRs made explicit reference to sustainable public transport while those for 2021 contained a more generic call for sustainable, pro-growth investments to support the green and digital transition.
80 It should be recalled that in 2021, the decree-law on the simplification of authorisation procedures for projects in the local public transport sector with fixed installations and in mass rapid transport, and a ministerial decree setting forth the total amount of resources available for the green and digital transformation of the bus industry came into force. In addition, as mentioned in the Update of the Economic and Financial Document 2022, last July, the help desk service for applying for subsidies to investment programs in the electric bus supply chain was activated.

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Regarding the deployment of electric charging infrastructure, the government is engaged in managing the granting of non-repayable benefits to incentivise the construction of charging infrastructure for fast and ultrafast electric vehicles, including those equipped with integrated storage systems, by restructuring the fuel distribution network. The NRRP calls for the development of 7,500 rapid charging stations for electric vehicles on freeways and more than 13,000 in cities, to which 100 experimental charging points aimed at energy storage will be added. The deadline is scheduled for December 2025, but by June 2023 the first milestone is set with the establishment of contracts for at least 2,500 freeway stations and at least 4,000 urban stations.
A more efficient, resilient, and inclusive health care system
In the current social and economic context, which is still suffering from the aftermath of the pandemic crisis, the health care system needs effective policy responses able to sustainably ensure its characters of efficiency, resilience and inclusiveness over time.
National health expenditures have long been below the UE average, but interventions put in place during the pandemic crisis led to a substantial increase. In fact, Eurostat data show that Italy has gone from a government spending-to-GDP ratio of 6.8 percent in 2019 to 7.9 percent in 2020, thus placing it almost in line with the EU average (8 percent) but registering a slightly higher increase (+1.1 percent versus the European average of 1 percent). The 2023 Budget Law also included a major increase in the NHF (National Health care Fund), with an increase of EUR 2.15 billion for the year 2023, EUR 2.3 billion for the year 2024 and EUR 2.6 billion from the year 2025. In addition, by Law No. 34 of 30 March 2023, the NHF was further supplemented by an amount of EUR 1.4 billion.
The government is committed to ensuring the effective management of financial relations between the state and the regions and, in addition, the strengthening of planning tools and solutions for measuring and evaluating the relationships between needs, allocations and services provided. One priority is to strengthen health care by reducing territorial asymmetries and achieving a more homogeneous overall arrangement across the country in terms of the proportions between the macro-levels of care (preventive, territorial, hospital). The final steps of the streamlining process of the National Outcomes Programme are being taken, dating back to 2015, in order to promote closer integration between hospital and territory.
In Italy, health sectors also express great economic value (employment, R&D, investment, production). In 2022, the top export growth sector, net of energy, is pharmaceuticals (+43 percent), with foreign balance of + EUR 9 billion. Health is a strategic supply chain with significant positive externalities (public research, investment in clinical centres, productivity of better health population) and an important national security value. In this area, the pursuit of high quality public spending requires coordination between health and industrial policies.

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The reorganisation and strengthening of territorial medicine and healthcare facilities interventions
With the aim of guaranteeing health care and treatment throughout the country, a pathway of `models and standards for the development of territorial care in the National Health Service has been initiated’.81. In this regard, Community Homes and Community Hospital represent two strategic tools of territorial community-based care.
The former are aimed at promoting and implementing health projects, with special attention to conditions related to chronicity and patient frailty, facilitating home care; the latter are aimed at patients who require medium-low clinical intensity health interventions and short-duration hospitalisations. The NRRP has earmarked EUR 3 billion for Community Homes with the goal of establishing at least 1,350 of them by 2026.
To ensure home care, the government is investing in the deployment of telemedicine throughout the treatment pathway, with a focus on chronic cases; also relevant is the integration of telemedicine solutions with advanced digital health systems, such as the electronic health record. In this regard, the NRRP provides EUR 4 billion divided among sub-investments: home care, more than EUR 2.7 billion; Territorial Operations Centres (Centrali Operative Territoriali, COTs), EUR 280 million; Telemedicine, EUR 1 billion. In addition, the government will commit to including regulatory changes to give new impetus to investment in health care construction. Still on the subject of the reorganisation of territorial medicine, and in order to fully and uniformly implement it across the country, a strengthening of the function of physicians with respect to the Single Role of Cycle of Choice Primary Care (GPs) (Ruolo Unico di Assistenza Primaria a ciclo di scelta, MMG), contracted with the NHS, is planned, enhancing their role in the new models of territorial care.
Another qualifying aspect of territorial medicine is the health care activity put in place by service pharmacies as proximity coverage for citizens; as of 1 March 2023, in order to safeguard the proximity network represented by pharmacies, additional remuneration in favour of them is provided for the reimbursement of medicines dispensed under the National Health Service, up to a limit of EUR 150 million annually.
The digitalisation of health care delivery
The digitalisation of health systems, imposes the need to implement the technological infrastructure and tools for the systematic collection, processing and analysis of health data by the Ministry of Health.
Under the NRRP, the `Hospital Technology Modernisation’ investment (EUR 4.05 billion) operates simultaneously on three fronts: modernisation of the hospital technology park; enhancement of digitalisation of 280 healthcare facilities located in Level I and II Emergency and Acceptance Departments (Dipartimenti di

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81 Regulation 77 of 2022.

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Emergenza e Accettazione, DEAs); and structural strengthening of NHS hospitals through the adoption of a specific plan to enhance supply82.
In contrast, the `Innovative Health Ecosystem’ investment (EUR 437 million) includes two macro-actions, one related to the creation of a network of technology transfer centres and the other related to the qualitative and quantitative strengthening and development of Life Science Hubs by geographic area. It also envisions the creation of a Pandemic Hub, intended as a strategic infrastructure to deal with future pandemics.
The investment `Strengthening the technological infrastructure and tools for data collection, processing, analysis, and simulation’ (EUR 1.67 billion) is aimed at enhancing the electronic health record (Fascicolo sanitario elettronico, FSE) to ensure its deployment throughout the country and strengthening the New Health Information System (Nuovo Sistema Informativo Sanitario, NSIS), the infrastructure and tools with which the Ministry monitors the Essential Levels of Care (Livelli Essenziali di Assistenza, LEA) and organises health services. Through the work of general practitioners, data collection will be standardised, and medical records will be updated continuously. In addition, a central repository will be created and financial support will be provided to regions adopting the FSE platform.
In order to ensure that the EU achieves its digital transformation goals, member states have agreed as early as 2022 on a negotiating mandate for the 2030 strategic agenda: among the digitalisation indicators to be achieved is 100 percent online availability of FSEs for all EU citizens. This is the context of the NRRP investment in the enhancement of the Electronic Health Record (FSE), defined as the set of digital health and social-health data and documents generated by clinical events, concerning the patient, referring to services provided by the National Health Service, including by private health facilities.
The reorganisation of processes for managing waiting lists for scheduled hospitalisations through the introduction of models and standards for systemic and nationally structured monitoring of the patient pathway is underway. In fact, strengthening monitoring tools is aimed at improving corporate and regional governance of waiting lists.
Strengthening the staff
The pandemic has made the continuing shortage of physicians and other health workers more apparent. NHS professionals today find themselves operating in an increasingly difficult environment. Limitations on turnover have, then, hindered the transmission of knowledge between generations, increasing various forms of precariousness. In recent years, there has been a real `flight’ from some specialties, made less and less attractive.

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82 The number and types of equipment to be replaced are: 340 CT (computed tomography) with 128 sections, 190 NMR (nuclear magnetic resonance) at 1.5 T, 81 Linear accelerators, 937 Fixed X-ray systems, 193 Angiography, 82 Gamma chambers, 53 Gamma chambers/ CT (computed tomography), 34 PET (positron emission tomography) CT (computed tomography) 295 Mammography, 928 Ultrasound. Each digitised hospital will need to have a Data Processing Center (DPC) required to realise the computerisation of the entire hospital facility and sufficient computer hardware and/or software technologies, electromedical technologies, and additional technologies needed to implement the computerisation of each hospital department.

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In this regard, the goal is to carry out a concrete and effective increase of the economic treatment of all NHS personnel, adequately incentivising qualified professional resources. In this direction move the provisions aimed at recognising an increase in the allowance, with an expenditure commitment of EUR 200 million annually83. To address staff shortages in the system, the government intervened in late March with a decree-law containing several provisions on health personnel, specifically regarding the strengthening of emergency-urgency services, as well as providing incentives to reward emergency room workers.
Finally, in the area of prevention, initiatives for the National Vaccine Prevention Plan84, approved on 26 January 2023 by the State-Regions Conference, and the Health Emergency Plan should be mentioned, to which funding for the National Strategic-Operational Plan for Pandemic Influenza Preparedness and Response (Piano strategico-operativo nazionale di preparazione e risposta a una pandemia influenzale, PanFlu) is also linked. Also deserving of mention is the National Cancer Plan, which is funded for its entire term (2022-2027).
Policies for social inclusion and poverty alleviation
The 2022 Country Report shows that in Italy the rate of people at risk of poverty or social exclusion still remains higher than the EU average (24.9 percent versus 21.6 percent). In the European comparison, moreover, the findings of the Social Scoreboard of the 2023 Joint Employment Report show particular fragility and exposure to the risk of relative poverty among children and youth aged 0-17. These evidences lead to consider as a priority area of intervention not only economic support for the most vulnerable families, but also and above all, an overall plan of interventions aimed at increasing the social and economic inclusion component of anti-poverty measures.
In this perspective, the measures included in the NRRP aim to facilitate the exit from poverty also through the removal of obstacles that prevent the most vulnerable groups from participating in inclusion and activation pathways. These challenges are addressed in the Social Operational Plan and by the Reform implemented by the `draft law delegating the Government on policies in favour of the elderly’.
The Social Operating Plan and the reform of policies in favour of the elderly.
Under the Social Operational Plan, investments activated so far have been allocated to three main lines of intervention: i) supporting parents of minor children, promoting the autonomy of the elderly, and enhancing home-based
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83 See art.1, paragraph 526, law No. 197/2022.
84 Key objectives include: maintain polio-free status; achieve and maintain measles and rubella elimination; strengthen prevention of cervical cancer and other HPV-related diseases; achieve and maintain target vaccination coverage by structuring networks and implementing vaccine prevention pathways; promote vaccination interventions in population groups at high risk for disease; reduce inequalities and provide actions for population groups that are difficult to reach and/or have low vaccination coverage; complete the computerisation of regional vaccination registries and bring the national vaccination registry up to speed; improve surveillance of vaccine- preventable diseases; strengthen communication in the vaccination field; and promote vaccination culture and training in vaccinology among healthcare professionals.

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services for the elderly; ii) financing personalised autonomy projects for people with disabilities; iii) promoting the so-called `Housing First’ and mail stations to support the inclusion of 25,000 people living in severe material deprivation. With the `law delegating the Government on policies in favour of the elderly’, approved by Parliament on 23 March, we move forward on the path of improving the quality of the system of interventions for the elderly, especially those who are care-dependent.
Measures to combat poverty and social exclusion
Regarding measures to combat poverty and social exclusion not included in the NRRP, it should be noted that the Citizenship Income (Reddito di cittadinanza, RdC) tool, during its first four years of implementation, has shown some limitations and fragilities that need to be resolved. In particular, the RdC has been shown to be ineffective in fostering activation and labour market integration of recipients. This circumstance leads to a revision of the measure so as to minimise on the one hand the risk of reducing the marginal tax rate in the transition of the RdC recipient to employment, and on the other hand to enhance its active policy role. In terms of equity, the mechanism ended up penalising the largest families and likely to be most in need of support. Finally, the pervasive phenomena of misuse of the instrument cannot be ignored, requiring enhanced preventive controls on access requirements. These circumstances have found an initial response in the 2023 Budget Law, which, pending a comprehensive reform of the RdC, intends to provide greater protection for the most fragile and vulnerable households and promote active inclusion in the labour market. The reform the government is working on is along the same lines, incorporating some of the requests that have also come from the European Commission.
With regard to supporting households in the face of the difficulties given by the rise in the prices of energy goods, it should be noted that, since the beginning, the new government has intervened several times to curb the inflationary momentum by extending and enhancing social bonuses for electricity and gas utilities, and reducing general system charges until the first quarter of the year.
Policies in favour of disability
With regard to policies in favour of people with disabilities, the government is committed to implementing, by March 2024, the Disability Enabling Law (legge delega per la disabilità) 85, which aims to update existing disability legislation in line with the principles of the 2006 UN Convention on the Rights of Persons with Disabilities and the European Commission’s `Strategy for the Rights of Persons with Disabilities 2021-2030’.
The legislative decrees (some already under interministerial review) provide for the establishment of the Guarantor of the Rights of Persons with Disabilities; the determination of the Essential Levels of Social Benefits (Livelli essenzali delle

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85 Law No. 227 of 22 December 2021, on ‘Delegation of power to the government in the field of disability’, published in the Official Gazette No. 309, 30 December 2021.

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prestazioni sociali, LEPS) in favour of persons with disabilities; the upgrading of public services for inclusion and accessibility; the ascertainment of the disability condition and the revision of the basic evaluation process; and the multidimensional assessment of disability with the implementation of the individual, personalised and participatory life project.
An inter-institutional think tank will also be set up with the aim of confirming tax incentives and also providing services that promote job placement and accompaniment for people with disabilities.
In addition, a think tank will be set up to review the `After Us’ (Dopo di noi) law, aimed at pre-emptively identifying housing solutions for people with disabilities who lose family members.
Another think tank will be arranged to develop legislation to support family caregivers, starting with a precise definition of them and recognition of the activity performed by cohabiting family caregivers as well.
Once the enabling act is implemented, the adoption of a comprehensive discipline (`Consolidated Text’, Testo Unico) on disability will be put under consideration.
Bridging the gender gap
The government is convinced that equal opportunity policies are an important engine of growth for the country if they are implemented through integrated, concrete actions in line with European guidelines. Also in the forewords of CSRs 2022, the opportunity of implementing labour market-related policies to improve employment prospects, particularly for women, is recalled. With this in mind, the National Strategy for Gender Equality 2021-2026, the first for Italy, was adopted, with the aim of systematising a cross-cutting and integrated approach aimed at promoting equal opportunities and gender equality, as well as earning Italy 5 points in the EIGE’s Gender Equality Index ranking.

A governance system has been outlined for the implementation of the Strategy, consisting of a policy-making level (Interinstitutional Steering Committee) and a technical-scientific level (National Observatory for the Integration of Gender Equality Policies). Implementation of the Strategy will be continued during 2023, including with the aim of promoting gender mainstreaming in key sector policies.
The Strategy also includes, among its objectives, to reduce the gender employment gap through measures to encourage the creation of women-run businesses. For this purpose, EUR 6.5 million was allocated in 2022 under the SME Guarantee Fund, and the resources thus made available are scheduled to be used in 2023. It should be mentioned that the NRRP has made the theme of equal opportunity one of the three cross-cutting priorities to the missions constituting the Plan. For the purpose of implementing the NRRP, Decree-Law No. 13 of 2023 enhanced the role of gender budgeting by providing that the government -not only as currently required at the reporting stage- but also within 30 days of the submission of the Budget Law draft, prepares fact-finding attachments in which it gives an account of expenditures related to the promotion of gender equality through public policies.

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Gender certification
One of the tools identified in the Plan is the gender certification system for businesses, which became fully operational during 2022. This is no mere formal fulfilment, as evidenced by its rapid and concrete implementation: `Accredia’, the Italian accreditation body, has already certified 23 assessment bodies, which in turn have certified 240 companies. In addition, specific KPIs (Key Performance Indicators) inherent to gender equality policies in organisations were adopted during the second half of 2022, containing the minimum parameters for achieving gender equality certification to companies86.

Also with a view to increasing the spread of certification, incentive mechanisms have been introduced for certified enterprises. It is then reported that the implementation of the measure is accompanied by the release of a dedicated information system87. To promote the certification of SMEs only, EUR 2,500,000 have been allocated from NRRP resources for activities related to the certification, and EUR 5,500,000 to cover certification costs. In 2023, through a Cooperation Agreement with Unioncamere, the certification system will be promoted and shared.
Other initiatives for equal opportunities in business
It is also worth mentioning that the Department for Equal Opportunities of the Presidency of the Council of Ministers carries out supervision and monitoring activities on the application of the rules regarding gender balance in the boards of directors of companies established in Italy, directly or indirectly controlled by public administrations and not listed on regulated markets: in this regard, a review of the legislation will be carried out during 2023 in light of recent changes at the legislative level88.
The Minister for Family, Equal Opportunity and Natality recently presented a draft of the Code of Self-Regulation for Companies Responsible Toward Motherhood, a moral suasion tool that would aim to reduce the phenomenon of maternity resignations and create a collaborative climate on motherhood between companies and employees. In fact, in Italy, 85 percent of female resignations in the labour market occur in connection with maternity leave, according to data from the National Labour Inspectorate. Businesses can play a decisive role in terms of both the enabling environment for motherhood and concrete supplementary welfare benefits to support it.
In addition, the CoM recently approved the draft law to revise the system of business incentives, which provides for the drafting of an incentive code that

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86 With the Ministerial Decree of 29 April 2022-issued pursuant to Article 1, Paragraph 147 of Law No. 234 of 30 November 2021 (Budget Law 2022) -which implemented the UNI/PdR 125:2022 reference practice, ‘Guidelines on the Management System for Gender Equality’.
87 https://certificazione.pariopportunita.gov.it/public/home
88 Presidential Decree No.251/2012.

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contains provisions for awarding bonuses to businesses that enhance the quantity and quality of women’s work, as well as support for the birth rate89.
Actions to protect women in the most vulnerable condition are also worth mentioning. In 2020, the Income of Freedom (Reddito di libertà) was introduced into the Italian legal system, which encourages, including through economic independence, paths to autonomy and empowerment for women victims of violence in poverty. The resources allocated to the `Income of Freedom Fund for Women Victims of Violence’ allocated in Budget Law 2023, amounting to EUR 1,850,000, will be disbursed during 2023.

As part of the `Microcredit of Freedom - Microcredit Protocol for the Economic Empowerment of Women Who Have Suffered Violence’ initiative, EUR 3 million was transferred to establish the Microcredit of Freedom Fund, which will be made fully operational during 2023. The Income and Microcredit of Freedom interventions are part of the broader framework of the National Strategic Plan on Male Violence Against Women 2021-2023, funded by the Budget Law for 2022, also outlining a governance system composed of an inter-institutional Steering Committee and an Observatory on the phenomenon of violence against women and domestic violence. To support the implementation of the Strategic Plan, the Budget Law 2023 allocated additional resources, raising them from EUR 5 to EUR 15 million annually90.
Bridging the generation gap
Together with gender and territorial cohesion policies, policies for the younger generation are one of the cross-cutting priorities of the NRRP, fully in tune with Next Generation EU, aiming to transform Europe into a healthier, greener and more digital reality that meets the needs of young people and fosters their growth.

The challenges to be faced are many: from unemployment (as of January 2023, the unemployment rate for young people under 25 in Italy was 22.9 percent, compared to a European average of 14.5 percent) to educational difficulties -both in terms of results and dropouts- to inactivity (NEETs despite a decline in 2021-remain above the European average91).
Youth policies in the NRRP
There are three, in particular, NRRP Missions that involve young people, more or less directly:
•	the `Education and Research’ Mission, through numerous lines of intervention such as skills upgrading, the extension of full-time education and the upgrading

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89 Council of Ministers on 23 February 2023.
90 The governance bodies of the Strategic Plan were convened during February 2023, and following the guidance received, an Operational Plan will be defined during 2023.
91 According to ISTAT data, in 2021, the percentage of NEETs out of the total 15-29 year olds in Italy is 23.1 percent compared to 13.1 percent recorded in the EU.

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of school sports facilities, the Kindergarten Plan, the promotion of new research centres in the South, and the efficiency upgrading of schools to reduce territorial gaps;
•	the Mission `Inclusion and Cohesion’, with interventions to strengthen dual apprenticeships and enhance universal Community service (Servizio civile universale);
•	the Mission `Digitalisation, Innovation, Competitiveness and Culture’, with investments in connectivity in schools, cultural outreach programs but also the new Digital Community Service.

The NRRP’s other Missions can also help create a more supportive environment for today’s youth and future generations, starting with the Health Mission with interventions for youth entrepreneurship and scholarships for training courses in general medicine, and the Green Revolution and Digital Transition Mission, which can contribute to job creation in sectors impacted by the Green Deal, such as renewables and hydrogen. Finally, the Infrastructure Mission for Sustainable Mobility, which aims to enhance mobility opportunities, pursues fundamental objectives for the training and proper placement of young people in the world of work.
Other initiatives for the younger generation
The government’s commitment to the younger generation is also embodied in a series of provisions in the Budget Law for 2023, aimed at supporting young people at key moments in their development: entering the world of work, buying property, and sports and cultural activities. A 100 percent contribution exemption for hiring young people under the age of 36 and an extension through 2023 of the subsidies for the first home purchase by young people in the same age group with an ISEE certification not exceeding EUR 40,000. The law also provides some forms of support for youth entrepreneurship in agriculture and increases the resources of the Youth Incentive and Support Fund.
Two new instruments are established: the Youth Culture Card and the Merit Card, which replace the Electronic Card, linked to the `Culture’ bonus for 18-year-olds. The first targets all residents in the country who hold a valid residence permit and belong to households with ISEE certification not exceeding EUR 35,000, and is usable in the year following the year of their 18th birthday, while the second is for students who have graduated with a grade of at least 100/100 and is usable in the year following that of graduation. Finally, numerous provisions pertain to sports, such as increasing the Single Fund to support the Italian sports movement, which also provides maternity support for non-professional female athletes, and increasing the resources of the Sports and Suburbs Fund.

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Reducing the citizenship gap
The ‘South quota’
Territorial cohesion is one of the objectives identified in the RRF Regulation and is one of the `cross-cutting priorities’ of the Italian NRRP. National regulations on the governance of the NRRP discipline the mechanisms for verifying compliance with the resource allocation territorial constraint. Notably, subsequent to the approval of the Plan, Decree Law No. 77 of 31 May 202192 included an obligation for central administrations in charge of interventions provided for in the NRRP to allocate at least 40 percent of `territorially allocable’ resources to regions in the South. This threshold represents a more ambitious target than that for ordinary funds: under current legislation -as part of national investment programs- resources at least proportional to the resident population (equal to about 34 percent of the Italian population) must be allocated to the regions of the South.
The Department of Cohesion Policies, in its most recent periodic review on data updated to December 202293, calculated the measures with territorial allocation of the NRRP and CNP, both those that are `allocable based on the territory’ which account for the preponderant share (EUR 193 billion, or 91.3 percent of the total so defined) and those already `territorialised’, the latter largely (EUR 16.1 billion out of a total of EUR 18.4 billion) under the ownership of the Ministry of Sustainable Infrastructure and Mobility.
The analysis took into account measures at an advanced stage, which have already led to the definition of concrete projects, and those yet to be initiated. For the latter measures, allocation is calculated based on estimates and projections. The quantification of resources allocated to the South, with reference to the NRRP alone, is EUR 75.1 billion. This amount corresponds to 41 percent of the total NRRP resources with territorial allocation. A slightly lower weight, but still in line with the regulatory threshold, is recorded with reference to the `allocable based on the territory’ resource component alone, which is 40.9 percent. Taking all the NRRP and NCP resources together, however, the quantification of resources for the South stands at EUR 86.9 billion.
The specific territorial cohesion interventions in the NRRP
In addition to this cross-cutting commitment to the `South quota’ which is a leitmotif of the Plan, with Component 3 `Special Interventions for Territorial Cohesion’ of Mission 5 `Inclusion and Cohesion’ of the NRRP, specific direct interventions on the ground are envisaged to reduce inequalities and foster the development of inland areas, for a total amount of just over EUR 1.3 billion. Last June, five `One-stop digital shops’ were launched for the Campania, Abruzzo, Eastern Sicily and Western Sicily SEZs.

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92 Article 2, paragraph 6-bis, introduced upon conversion by Law No. 108 of 29 July 2021.
93 Source: Department for Cohesion Policies and Nuvap analysis through the survey of administrative procedures initiated by owner administrations. For projects already underway, see ReGiS.

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Regarding the strengthening of community social services and infrastructure, the target related to this measure is to reach at least 2 million recipients in municipalities in inland areas by December 2025, of which at least 900,000 in southern regions. In December 2022, the final ranking list of the relevant notice was published, which admitted about 800 projects for funding, with a potential of more than 5.7 million beneficiaries, including nearly 3.8 million residing in the 8 regions of the South. About 1,400 additional projects also turn out to be `eligible’.

Also with a view to strengthening community-based health services, the `Rural Pharmacies’ investment was designed, which provides rural pharmacies located in municipalities in inland areas with a population of less than 3,000 with support equal to 2/3 of the costs related to community-based health and welfare services.

Another line of investment concerns the recovery, repurposing and redevelopment of property confiscated from organised crime, located in the regions of Southern Italy, to be used for institutional, social or economic purposes. The related target is to develop at least 100 confiscated assets by June 2025 and an additional 100 assets by June 202694. In December 2022, the final ranking list of the selective procedure was published. A total of about 250 projects for the redevelopment of confiscated property were eligible for funding95.

Finally, interventions aiming to combat educational poverty in the South through support for the Third Sector are planned. The investment provides funding for projects lasting between 12 and 24 months, to be implemented in the 8 regions of Southern Italy for the strengthening of services dedicated to minors in distress (welfare services, services to combat school dropout and improve educational provision). The goal is to involve at least 20,000 minors by June 2023 and an additional 24,000 minors by June 2026. In December 2022, a second notice was published (the first was in 2021) for project selection, for additional EUR 50 million from the NRRP. A total of 260 projects were eligible for funding. For a detailed overview, please refer to the `Report on the State of Implementation of European and National Cohesion Policy - Programming 2014 - 2020’, attached to the DEF.

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94 Mission 5, Component 3, Investment 2 - Enhancement of property confiscated from mafias.
95 In 2021, the notice was issued to select projects for funding (through a selective procedure and a ‘Consultation-negotiation’ procedure). Public territorial entities (municipalities, provinces, metropolitan cities and regions) receiving confiscated property participated in the notice.

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The
ECONOMIC AND FINANCIAL DOCUMENT 2023
is available online
at the internet address listed below:
www.mef.gov.it - www.dt.mef.gov.it/it/ - www.rgs.mef.gov.it
ISSN 2239-5539